                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2003

                               DAIMLERCHRYSLER AG
                 (Translation of registrant's name into English)

                   EPPLESTRASSE 225, 70567 STUTTGART, GERMANY
                     (Address of principal executive office)

               [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                           Form 20-F  /X/           Form 40-F  / /

               [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                              Yes  / /                  No /X/


               [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________]

                          ----------------------------

 This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of DaimlerChrysler North America Holding Corporation
     (Registration Statement No. 333-13160) and the registration statements on Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934 and 333-86936)
                              of DaimlerChrysler AG

                               DAIMLERCHRYSLER AG

FORM 6-K: TABLE OF CONTENTS

1. Interim Report to Stockholders for the three and nine month periods ended September 30, 2003

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that reflect management's current views with respect to future events. The words "anticipate," "assume," "believe," "estimate," "expect," "intend," "may," "plan," "project" and "should" and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products; increased sales incentives; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading "Risk Factors" in DaimlerChrysler's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

                                 DAIMLERCHRYSLER



                                 INTERIM REPORT

                                     Q3 2003

 3 | Business Review

 5 | Mercedes Car Group

 6 | Chrysler Group

 7 | Commercial Vehicles

 8 | Services

 9 | Other Activities

11 | Analysis of the Financial Situation

16 | Consolidated Financial Statements

21 | Notes to Consolidated Financial Statements

35 | Financial Diary

DAIMLERCHRYSLER

                                                  Q3 03         Q3 03      Q3 02         Change
-----------------------------------------------------------------------------------------------
Amounts in millions                              US $(1)       [EURO]       [EURO]         in %
-----------------------------------------------------------------------------------------------
Revenues                                          40,294       34,587       36,338           -5(2)
-----------------------------------------------------------------------------------------------
European Union                                    13,915       11,944       11,242           +6
-----------------------------------------------------------------------------------------------
  Germany                                          7,016        6,022        5,610           +7
-----------------------------------------------------------------------------------------------
USA                                               19,133       16,423       19,334          -15
-----------------------------------------------------------------------------------------------
Other markets                                      7,246        6,220        5,762           +8
-----------------------------------------------------------------------------------------------
Employees (September 30)                                      375,213      370,385           +1
-----------------------------------------------------------------------------------------------
Research and development costs                     1,539        1,321        1,365           -3
-----------------------------------------------------------------------------------------------
Investment in property, plant and equipment        1,856        1,593        1,472           +8
-----------------------------------------------------------------------------------------------
Cash provided by operating activities              4,886        4,194        4,125           +2
-----------------------------------------------------------------------------------------------
Operating profit                                   1,452        1,246        1,539          -19
-----------------------------------------------------------------------------------------------
Net income                                        (1,926)      (1,653)         780            .
-----------------------------------------------------------------------------------------------
  per share (in US $/[EURO])                       (1.90)       (1.63)        0.77            .
-----------------------------------------------------------------------------------------------

(1) Rate of exchange: [EURO] l = US $1.1650 (based on the noon buying rate on September 30, 2003).
(2)  A 3% increase after adjusting for effects of currency translation.

               REVENUES                OPERATING          NET INCOME (LOSS)      EARNINGS (LOSS)
         In billions of [EURO]       PROFIT (LOSS)      In billions of [EURO]      PER SHARE
                                In billions of [EURO]                              In [EURO]
           2002          2003     2002          2003     2002          2003      2002      2003
-----------------------------------------------------------------------------------------------
Q1        36.907        33.697   3.080          1.403    2.503         0.588      2.49     0.58
Q2        39.337        34.328   1.682          0.641    1.108         0.109      1.10     0.11
Q3        36.338        34.587   1.539          1.246    0.780        (1.653)     0.77    (1.63)
Q4        37.001             -   0.553              -    0.327             -      0.32        -

DAIMLERCHRYSLER

                                                 Q1-3 03       Q1-3 03      Q1-3 02      Change
-----------------------------------------------------------------------------------------------
Amounts in millions                              US $(1)       [EURO]       [EURO]         in %
-----------------------------------------------------------------------------------------------
Revenues                                         119,543      102,612      112,582           -9(2)
-----------------------------------------------------------------------------------------------
European Union                                    41,648       35,749       34,385           +4
-----------------------------------------------------------------------------------------------
  Germany                                         20,598       17,681       16,590           +7
-----------------------------------------------------------------------------------------------
USA                                               56,746       48,709       59,665          -18
-----------------------------------------------------------------------------------------------
Other markets                                     21,149       18,154       18,532           -2
-----------------------------------------------------------------------------------------------
Employees (September 30)                                      375,213      370,385           +1
-----------------------------------------------------------------------------------------------
Research and development costs                     4,964        4,261        4,226           +1
-----------------------------------------------------------------------------------------------
Investment in property, plant and equipment        5,484        4,707        4,889           -4
-----------------------------------------------------------------------------------------------
Cash provided by operating activities             16,443       14,114       14,073           +0
-----------------------------------------------------------------------------------------------
Operating profit                                   3,833        3,290        6,301          -48
-----------------------------------------------------------------------------------------------
Net income                                        (1,114)        (956)       4,391            .
-----------------------------------------------------------------------------------------------
  per share (in US $/[EURO])                       (1.10)       (0.94)        4.36            .
-----------------------------------------------------------------------------------------------

(1) Rate of exchange: [EURO] l = US $1.1650 (based on the noon buying rate on September 30, 2003).
(2)  A 3% increase after adjusting for effects of currency translation.

                                                      Interim Report Q3 2003 | 3

BUSINESS REVIEW

DAIMLERCHRYSLER ACHIEVES GROUP OPERATING PROFIT OF [EURO] 1.25 BILLION IN THE THIRD QUARTER OF 2003 (Q3 2002: [EURO] 1.54 BILLION)


-  Q3 REVENUES OF [EURO] 34.6 BILLION (Q3 2002: [EURO] 36.3 BILLION)
- MERCEDES CAR GROUP INCREASES MARKET SHARE, OPERATING PROFIT REMAINS AT A HIGH LEVEL ([EURO] 0.8 BILLION)
-  CHRYSLER GROUP RETURNS TO A POSITIVE OPERATING RESULT ([EURO] 0.1 BILLION)
-  CONTINUED POSITIVE PROFIT TREND AT COMMERCIAL VEHICLES ([EURO] 0.2 BILLION)
- SERVICES DIVISION AGAIN POSTS A STRONG OPERATING PROFIT IN THE THIRD QUARTER ([EURO] 0.3 BILLION)
- FULL-YEAR 2003: DAIMLERCHRYSLER STILL AIMS TO ACHIEVE A GROUP OPERATING PROFIT FROM ITS ONGOING BUSINESS OF ABOUT [EURO] 5 BILLION, HOWEVER, SIGNIFICANT MARKET RISKS REMAIN


Note: Starting with reporting for the year 2003, DaimlerChrysler has departed from its previous practice of presenting earnings with and without one-time effects; in the future only one figure will be reported for operating profit, net income and earnings per share.

In order to ensure comparability with the prior year's figures, a reference is made to the one-time effects included in the respective prior-year quarters.

With this procedure, DaimlerChrysler is following the new rules adopted by the US Securities and Exchange Commission (SEC), which must be applied for the 2003 financial year and which deal with reporting of "one-time effects" much more restrictively.

NO GROWTH STIMULUS FOR WORLD ECONOMY OR AUTOMOBILE MARKETS

- Prospects for the global economy improved slightly during the third quarter of 2003, but this has not yet had any impact on our markets. Economic growth is still weak, particularly in the European Union.

- During the third quarter, while unit sales of automobiles in the increasingly competitive US market were only slightly lower than in Q3 2002, demand fell significantly in most countries of Western Europe. However, demand from automobile markets in Asia was generally strong.

OPERATING PROFIT OF [EURO] 1.2 BILLION

- DaimlerChrysler achieved an operating profit of [EURO] 1.2 billion for the third quarter (Q3 2002: [EURO] 1.5 billion) despite very challenging markets. Operating profit for the third quarter of 2002 included expense for special items of [EURO] 161 million.

- The Mercedes Car Group division achieved an operating profit of [EURO] 793 million, equaling the result of the prior-year quarter despite a difficult market environment and continued expenditures to prepare for the second product offensive.

-  Chrysler Group returned to an operating profit of [EURO] 147 million
   (Q3 2002: [EURO] 305 million) after an operating loss in the second quarter. The result for the third quarter of this year includes restructuring expenditures of [EURO] 37 million related to the turnaround plan of 2001. The improvement over the second quarter is primarily due to the successful implementation of additional cost-reduction programs and lower increases in customer incentives than had originally been anticipated. However, earnings were lower than in the third quarter of last year due to lower shipments to dealers and the increased incentives.

- The Commercial Vehicles division achieved a strong increase in third-quarter operating profit, which rose from [EURO] 115 million to [EURO] 237 million. This was partly due to the higher unit sales, but primarily a result of the implementation of the efficiency-improving programs which were initiated in the last few years in all business units.

- The Services division increased its operating profit from [EURO] 170 million to [EURO] 284 million. The result of the prior-year quarter included special charges for risk provisions of [EURO] 113 million. Operating profit for the third quarter of 2003 remained at a high level as a result of improving margins and lower funding costs.

- The Other Activities segment, which mainly consists of the MTU Aero Engines business unit and our holdings in Mitsubishi Motors (MMC) and EADS, reported an operating loss of [EURO] 143 million (Q3 2002: operating profit of [EURO] 207 million), due in particular to the negative contribution from MMC.

-  Net loss for the third quarter amounted to [EURO] 1.7 billion (Q3 2002:
   [EURO] 0.8 billion income). The negative value is decisively influenced by the impairment charge of [EURO] 2.0 billion relating to our holding in EADS which was made in accordance with the requirements of US GAAP and the SEC. Operating profit and cash flow are not affected by this charge. There was a net loss per share of [EURO] 1.63 (Q3 2002: earnings per share of [EURO] 0.77)

1.1 MILLION VEHICLES SOLD WORLDWIDE

- Despite the difficult automobile markets, particularly in North America and Western Europe, DaimlerChrysler sold a total of 1.1 million vehicles during the third quarter of this year (Q3 2002: 1.1 million).

- The Mercedes Car Group performed well in this environment, achieving an increased share of many markets and unit sales similar to last year's level. While the Mercedes-Benz brand nearly equaled the prior-year figure (-2%), smart actually increased its unit sales by 4%.

- Chrysler Group shipped 629,000 passenger cars and light trucks to its dealers in the third quarter (-3%). While there was strong demand for the Dodge pickup trucks, unit sales of other models decreased, especially in the area of minivans.

- The Commercial Vehicles division increased its unit sales by 2% to 123,200 vehicles. Growth in the business units of Mercedes-Benz Trucks (+14%), Freightliner/Sterling/Thomas Built Buses (+5%) and

4 | Interim Report Q3 2003


   DaimlerChrysler Buses & Coaches (+31%) were partially offset by a decrease in the Vans business unit (-8%) due to the difficult situation in Western Europe and postponed purchases in anticipation of the market launch of the new Vito/Viano van family.

- Third-quarter Group revenues of [EURO] 34.6 billion were not as high as for the third quarter of last year (-5%) because of the appreciation of the euro against the US dollar and the lower unit sales. Adjusted to exclude currency-translation effects, revenues increased by 3%.

SLIGHT INCREASE IN SIZE OF WORKFORCE

- At the end of the third quarter of 2003, DaimlerChrysler employed 375,200 people worldwide (end of Q3 2002: 370,400 people).

- Compared with September 30, 2002, the size of the workforce increased slightly in the divisions Mercedes Car Group (+2%), Commercial Vehicles (+1%), and Services (+3%). The number of employees at Chrysler Group decreased by 3% to 94,600 persons, primarily due to the implementation of measures designed to cut costs and improve efficiency. The number of people employed in the sales organization for Mercedes-Benz passenger cars and commercial vehicles increased sharply to 45,300 (+10%), mainly due to the acquisition of dealerships within the framework of the Metropolitan Strategy.

OUTLOOK

- We anticipate a gradual recovery of the global economy during the fourth quarter of 2003. A sustained and substantial revival of domestic consumption, and especially investment, cannot be expected before 2004, however. This should also then provide stimulus for the automotive industry.

- For full-year 2003, the Mercedes Car Group still aims to attain revenues and operating profit similar to the very good levels of the previous year. Given the difficult market situation, unit sales are likely to be slightly lower than last year, but increased market share will be achieved particularly in the competitive classes, in some cases of a substantial magnitude.

- Chrysler Group anticipates a continuation of intense competitive pressure and high customer incentives in the US automobile market during the remainder of 2003 as well as in 2004. This year the total market is expected to reach a volume of 16.9 million vehicles. This volume, however, reflects these continuing incentive levels rather than a stabilization of economic conditions. For the year as a whole Chrysler Group is still striving to achieve a slightly positive operating profit on an ongoing basis. However, there are substantial risks due to the competitive environment in the U.S. The planned launch of nine new vehicles in 2004 will provide a positive perspective.

Share Price Index
(as of December 30, 2002)

                      DaimlerChrysler     DAX             DJ Auto
                                                           Index
December 30, 2002                 100     100                   100
January 2, 2003                   109     107                   107
January 15, 2003                   99     105                   101
February 3, 2003                  100      95                   100
February 17, 2003                  97      94                    95
March 3, 2003                      97      88                    95
March 17, 2003                     91      86                    87
April 1, 2003                      91      85                    85
April 16, 2003                    100     100                    96
May 2, 2003                        99     103                    98
May 15, 2003                       94     103                    95
June 2, 2003                       93     106                    95
June 16, 2003                      98     113                   101
July 1, 2003                      101     109                   103
July 15, 2003                     110     118                   110
August 1, 2003                    107     119                   108
August 15, 2003                   113     119                   113
September 1, 2003                 122     123                   121
September 15, 2003                114     122                   117
October 1, 2003                   105     115                   110
October 15, 2003                  110     123                   116


- The Commercial Vehicles division expects no revival of overall demand in its most important markets before the end of the year. However, with our efficiency-improving programs and the new attractive product range, we have laid a solid foundation for a continued positive earnings trend. For full-year 2003, we expect operating profit to be significantly higher than in 2002.

- As a result of the positive business trend during 2003, the Services division anticipates a significant increase in operating profit from ongoing business compared with the prior year.

- Based on the plans of our associated companies, MMC and EADS, and of our MTU Aero Engines business unit, we expect the Other Activities segment to make a smaller contribution to DaimlerChrysler's operating profit than it did last year.

- EADS anticipates in its financial year revenues and operating profit at similar levels to the prior year. The company thus has unchanged targets for the current financial year.

- MMC assumes that the sales situation in Japan and the United States will remain difficult. As a result of lower unit sales and significant sales incentives in the United States, as well as impairment charges relating to the US financial-services business, MMC revised its profit expectations for the current financial year in July 2003. Earnings will be significantly lower than in the prior year.

- As a result of the appreciation of the euro against the US dollar and lower unit sales, DaimlerChrysler expects total revenues in 2003 of approximately [EURO] 138 billion, below the prior year's figure of [EURO] 149.6 billion.

- DaimlerChrysler still aims to achieve a Group operating profit from ongoing businesses of about [EURO] 5 billion for 2003. However, significant market risks remain.

                                                      Interim Report Q3 2003 | 5

MERCEDES CAR GROUP

- THIRD-QUARTER OPERATING PROFIT AT LAST YEAR'S LEVEL, DESPITE SUBSTANTIAL EXPENDITURE ON NEW PRODUCTS

-  UNIT SALES ALMOST UNCHANGED IN A DIFFICULT MARKET, INCREASED MARKET SHARES

-  REVENUES UP AGAIN, BY 4% TO [EURO] 12.7 BILLION

                              Q3 03     Q3 03     Q3 02    Change
-----------------------------------------------------------------
Amounts in millions            US $     [EURO]    [EURO]     in %
-----------------------------------------------------------------
Operating profit                924       793       792        +0
-----------------------------------------------------------------
Revenues                     14,844    12,742    12,260        +4
-----------------------------------------------------------------
Unit sales                            305,443   310,927        -2
-----------------------------------------------------------------
Production                            298,324   317,229        -6
-----------------------------------------------------------------
Employees (September 30)              105,380   103,406        +2
-----------------------------------------------------------------

UNIT SALES

                              Q3 03     Q3 02    Change
-----------------------------------------------------------
                                                   in %
-----------------------------------------------------------
Total                       305,443   310,927        -2
-----------------------------------------------------------
Western Europe              208,231   213,820        -3
-----------------------------------------------------------
  Germany                   103,574   112,741        -8
-----------------------------------------------------------
United States                50,142    47,606        +5
-----------------------------------------------------------
Japan                        11,249    13,252       -15
-----------------------------------------------------------
Other markets                35,821    36,249        -1

UNIT SALES, REVENUES AND EARNINGS REMAIN AT HIGH LEVELS

- The Mercedes Car Group's unit sales of 305,400 vehicles in the third quarter of this year were only slightly lower than the very high level of Q3 2002 - a strong performance considering the difficult market conditions. Due to a higher-value model mix, revenues climbed 4% to [EURO] 12.7 billion.

- In a difficult market environment and despite expenditures incurred in the run-up to the second Mercedes-Benz model offensive and for the smart forfour, the division's third-quarter operating profit of [EURO] 793 million was at the same level as last year.

MERCEDES-BENZ STRENGTHENS ITS MARKET POSITION

- Conditions in the major passenger-car markets once again worsened during the third quarter. As a result, Mercedes-Benz sold 273,900 units, not quite equaling the figure for the third quarter of last year (-2%). However, with its attractive model range Mercedes-Benz succeeded in increasing its market share in many markets and further improved its position in the premium segment worldwide.

- Unit sales of the E-Class, the CLK coupe and the CLK convertible increased significantly, and the ongoing success of the S-Class is particularly positive in view of the tough competition in this segment. Unit sales of the M-Class, A-Class and C-Class decreased for lifecycle reasons. Since their respective launches, more than one million A-Class cars have been produced and 500,000 M-Class vehicles have been sold.

- Unit sales by the Mercedes-Benz brand in the United States rose by 5%, and despite generally weak demand in Europe, unit sales also increased in the United Kingdom (+15%), Italy (+7%) and Spain (+22%). Prior-year levels were not equaled in Germany (-9%) and Japan (-9%).

- At the Frankfurt Motor Show in September, we presented the Mercedes-Benz SLR McLaren super-sports car and the Vision CLS, a four-door coupe concept. The response to these models as well as to the entire range of vehicles we presented was extremely positive.

GREAT INTEREST IN NEW SMART MODELS

- The smart brand once again achieved increased unit sales in the third quarter (31,500 vehicles, +4%). In particular, smart achieved significant growth in the United Kingdom (4,200 units, +103%) and France (2,700 units, +42%). Demand for the smart roadster and roadster-coupe, which were introduced in April, was particularly positive: 7,500 of these models were sold in the third quarter.

- To great public acclaim we also presented the new smart model range, smart forfour, at the Frankfurt Motor Show. To be launched in April 2004, this car will set new standards in the mini-car segment with its typical smart design features and its high standards of safety and comfort.

                            Q1-3 03   Q1-3 03   Q1-3 02    Change
-----------------------------------------------------------------
Amounts in millions            US $    [EURO]    [EURO]      in %
-----------------------------------------------------------------
Operating profit              2,728     2,342     2,290        +2
-----------------------------------------------------------------
Revenues                     44,721    38,387    37,263        +3
-----------------------------------------------------------------
Unit sales                            914,573   932,359        -2
-----------------------------------------------------------------
Production                            931,509   950,067        -2
-----------------------------------------------------------------
Employees (September 30)              105,380   103,406        +2
-----------------------------------------------------------------

UNIT SALES

                            Q1-3 03   Q1-3 02   Change
--------------------------------------------------------
                                                   in %
--------------------------------------------------------
Total                       914,573   932,359        -2
--------------------------------------------------------
Western Europe              619,637   645,544        -4
--------------------------------------------------------
  Germany                   294,667   320,453        -8
--------------------------------------------------------
United States               158,775   153,105        +4
--------------------------------------------------------
Japan                        32,355   34,928         -7
--------------------------------------------------------
Other markets               103,806   98,782         +5
--------------------------------------------------------

6 | Interim Report Q3 2003

Chrysler Group

- OPERATING RESULT POSITIVE AGAIN AT [EURO] 147 MILLION; SIGNIFICANTLY BETTER THAN Q2 2003
-  HIGHER FLEXIBILITY DUE TO NEW AGREEMENT WITH UNITED AUTO WORKERS LABOR UNION
-  SUCCESSFUL PRODUCTION START OF THE NEW DODGE DURANGO

                             Q3 03     Q3 03     Q3 02   Change
---------------------------------------------------------------
Amounts in millions           US $     [EURO]    [EURO]    in %
---------------------------------------------------------------
Operating profit               171       147       305      -52
---------------------------------------------------------------
Revenues                    14,558    12,496    14,294      -13
---------------------------------------------------------------
Unit sales (shipments)               628,965   650,453       -3
---------------------------------------------------------------
Production                           597,578   639,166       -7
---------------------------------------------------------------
Employees (September 30)              94,571    97,445       -3
---------------------------------------------------------------

UNIT SALES

                                     Q3 03     Q3 02   Change
-------------------------------------------------------------
                                                         in %
-------------------------------------------------------------
Total                              628,965   650,453       -3
-------------------------------------------------------------
NAFTA                              586,043   617,884       -5
-------------------------------------------------------------
  United States                    517,435   554,205       -7
-------------------------------------------------------------
Other markets                       42,922    32,569      +32
-------------------------------------------------------------

SIGNIFICANT EARNINGS IMPROVEMENT IN THIRD QUARTER

- Worldwide retail sales by Chrysler Group decreased to 630,400 vehicles in the third quarter (Q3 2002: 681,600 vehicles). The decrease was primarily due to lower sales of Dodge and Chrysler cars and minivans in the United States (-17%), although this was partially offset by a significant increase in sales of Dodge Ram pickups (+7%). The new Chrysler Pacifica is gaining increasing market acceptance, posting sales of 21,900 units in the third quarter, and the new Chrysler Crossfire has had a very positive reception since deliveries started in June: 2,200 units have been sold in the United States so far. Market share in the United States decreased from 12.4% to 11.4% in the third quarter.

- Chrysler Group shipped 629,000 vehicles to dealers in the third quarter, a slight decrease compared with Q3 2002 (-3%). At the end of the period, dealers' inventories in the United States totaled 528,300 vehicles (end of Q3 2002: 492,200 vehicles), equivalent to 86 days supply (end of Q3 2002:68 days).

-  Chrysler Group's revenues amounted to [EURO] 12.5 billion (Q3 2002: [EURO]
   14.3 billion), reflecting the appreciation of the euro against the US dollar. Measured in US dollars, revenues remained relatively constant. Slightly lower shipments and higher incentives were offset by a better product mix.

- After a significant second-quarter loss of [EURO] 948 million, in the third quarter Chrysler Group again attained an operating profit of [EURO] 147 million. This includes restructuring expenditures of [EURO] 37 million related to the turnaround plan of 2001. The improvement over the second quarter is primarily due to the successful implementation of additional cost-reduction programs and lower increases in customer incentives than had originally been planned. However, earnings were lower than in the third quarter of last year due to lower shipments to dealers and increased incentives.

- In September 2003, Chrysler Group concluded a new agreement on pay and conditions with over 60,000 employees in the UAW, the largest labor union for the US automotive industry. On the one hand, the new labor contract includes a pay increase for the workers, but on the other hand, it will allow the company more flexibility in staff deployment and to adapt to changing economic conditions.

STRONGER COMPETITIVE POSITION AS A RESULT OF NEW PRODUCTS

- Production of the new Dodge Durango sport-utility vehicle commenced successfully in September 2003 at the Newark Assembly Plant. The plant also introduced new flexible and environmently-friendly manufacturing methods. This vehicle will be available from dealerships by mid-November.

- In addition to Chrysler Group's North American product offensive that includes nine new model launches in the 2004 calendar year and 25 new models over the next three years, Chrysler Group premiered the new Chrysler 300C Touring Wagon concept at the Frankfurt Motor Show. This new vehicle will be sold in Europe and will complement sales of the 300C sedan. These new vehicles will start production early next year.

- With new leadership in its Sales & Marketing organization, the Chrysler Group is implementing various revenue management improvements, including more efficient and targeted incentive spending, price repositioning of several new vehicles, and improved fleet and dealer relationship management. Chrysler Group is also implementing additional cost reduction actions, including accelerating plans for the use of common components and shorter launch curves.

                            Q1-3 03     Q1-3 03     Q1-3 02   Change
--------------------------------------------------------------------
Amounts in millions            US $      [EURO]      [EURO]     in %
--------------------------------------------------------------------
Operating profit (loss)        (756)       (649)       532        .
--------------------------------------------------------------------
Revenues                     43,115      37,009      46,684      -21
--------------------------------------------------------------------
Unit sales                            1,998,246   2,171,306       -8
--------------------------------------------------------------------
Production                            1,970,807   2,135,456       -8
--------------------------------------------------------------------
Employees (September 30)                 94,571      97,445       -3
--------------------------------------------------------------------

UNIT SALES

                              Q1-3 03     Q1-3 02    Change
-----------------------------------------------------------
                                                       in %
-----------------------------------------------------------
Total                       1,998,246   2,171,306        -8
-----------------------------------------------------------
NAFTA                       1,872,828   2,044,452        -8
-----------------------------------------------------------
  United States             1,630,568   1,779,815        -8
-----------------------------------------------------------
Other markets                 125,418     126,854        -1
-----------------------------------------------------------

                                                      Interim Report Q3 2003 | 7

COMMERCIAL VEHICLES

-  POSITIVE EARNINGS TREND CONTINUES IN THIRD QUARTER
-  GREAT MARKET SUCCESS FOR NEW ACTROS
-  FREIGHTLINER TRUCKS AND BUSES GAIN MARKET SHARES

                                Q3 03     Q3 03     Q3 02   Change
------------------------------------------------------------------
Amounts in millions             US $      [EURO]   [EURO]     in %
------------------------------------------------------------------
Operating profit                276         237       115     +106
------------------------------------------------------------------
Revenues                        8,355     7,172     7,137       +0
------------------------------------------------------------------
Unit sales                              123,241   121,260       +2
------------------------------------------------------------------
Production                              120,727   120,926       -0
------------------------------------------------------------------
Employees (September 30)                 97,707    96,602       +1
------------------------------------------------------------------

UNIT SALES

                                          Q3 03     Q3 02   Change
------------------------------------------------------------------
                                                              in %
------------------------------------------------------------------
Total                                   123,241   121,260       +2
------------------------------------------------------------------
Western Europe                           58,561    62,838       -7
------------------------------------------------------------------
 Germany                                 26,246    25,197       +4
------------------------------------------------------------------
United States                            29,090    27,661       +5
------------------------------------------------------------------
South America                            10,660     8,891      +20
------------------------------------------------------------------
Other markets                            24,930    21,870      +14
------------------------------------------------------------------

OPERATING PROFIT SIGNIFICANTLY HIGHER THAN IN PRIOR YEAR

- In the third quarter of 2003, the Commercial Vehicles division sold 123,200 vehicles (+2%). Revenues of [EURO] 7.2 billion were at the same level as in Q3 2002.

- Operating profit increased to [EURO] 237 million (Q3 2002: [EURO] 115 million), due to the higher unit sales, but primarily as a result of the efficiency-improving programs that were initiated and consistently implemented in all business units.

- The Freightliner/Sterling/Thomas Built Buses business unit increased its unit sales to 33,400 vehicles (Q3 2002: 31,800 vehicles). Although markets overall declined, we increased our shares of the US market for Class 5 to 8 vehicles to 33.8% (Q3 2002:30.3%)and of the NAFTA market to 32.1% (Q3 2002: 29.1%).

- Due in particular to the strong demand for the new Actros, unit sales at the Mercedes-Benz Trucks business unit increased by 14% to 28,800 vehicles.

- The Vans business unit sold 51,900 units, below the level of the third quarter of last year (56,300 units). The decrease was related to the generally difficult market situation in Western Europe and postponed purchases in anticipation of the launch of the new models, Vito and Viano, in September 2003.

- Unit sales by the DaimlerChrysler Buses & Coaches business unit increased by 31% to 7,800 vehicles, with significant increases in exports from South America and Turkey. Unit sales and market share in the static markets of Western Europe also rose.

- At Mitsubishi Fuso Truck and Bus Corporation (MFTBC), in which DaimlerChrysler holds a 43% stake, developments so far this year have been very positive. New exhaust-emission regulations for trucks in Japan allowed MFTBC to increase its unit sales in the domestic market by 51% in the first six months of its financial year, which began on April 1. As of April 2003, MFTBC has been included in the Commercial Vehicle division's accounts at equity with a time lag of one quarter.

MORE SAFETY AS STANDARD EQUIPMENT

- As of October 1, 2003, DaimlerChrysler now supplies all Mercedes-Benz Travego coaches and all Setra coaches in the Top Class 400 and Comfort Class 400 model ranges with the Electronic Stability Program (ESP) - the first manufacturer to include this feature as standard equipment. With this move, DaimlerChrysler once again underscores its pioneering role in the fields of safety and leading-edge technology. The Mercedes-Benz Sprinter and the recently launched Vito and Viano are also fitted with ESP as standard equipment.

                              Q1-3 03   Q1-3 03   Q1-3 02   Change
------------------------------------------------------------------
Amounts in millions              US $     [EURO]    [EURO]    in %
------------------------------------------------------------------
Operating profit                  538       462        23        .
------------------------------------------------------------------
Revenues                       23,575    20,236    20,642       -2
------------------------------------------------------------------
Unit sales                              355,974   352,057       +1
------------------------------------------------------------------
Production                              360,455   363,726       -1
------------------------------------------------------------------
Employees (September 30)                 97,707    96,602       +1
------------------------------------------------------------------

UNIT SALES

                              Q1-3 03     Q1-3 02    Change
-----------------------------------------------------------
                                                       in %
-----------------------------------------------------------
Total                         355,974     352,057        +1
-----------------------------------------------------------
Western Europe                175,722     190,024        -8
-----------------------------------------------------------
 Germany                       70,402      70,130        +0
-----------------------------------------------------------
United States                  82,417      73,724       +12
-----------------------------------------------------------
South America                  28,750      28,506        +1
-----------------------------------------------------------
Other markets                  69,085      59,803       +16
-----------------------------------------------------------

8 | Interim Report Q3 2003

SERVICES

-  STRONG RISE IN OPERATING PROFIT ONCE AGAIN IN THE
   THIRD QUARTER
-  DAIMLERCHRYSLER BANK EXPANDS ITS RANGE OF SERVICES
-  EXTENDED START UP PHASE FOR TRUCK-TOLL SYSTEM

                                Q3 03       Q3 03     Q3 02   Change
--------------------------------------------------------------------
Amounts in millions              US $      [EURO]    [EURO]     in %
--------------------------------------------------------------------
Operating profit                  331         284       170      +67
--------------------------------------------------------------------
Revenues                        4,043       3,470     3,892      -11
--------------------------------------------------------------------
Contract volume               119,063     102,200   114,649      -11
--------------------------------------------------------------------
New business                   15,299      13,132    15,388      -15
--------------------------------------------------------------------
Employees (September 30)                   10,857    10,513       +3
--------------------------------------------------------------------

THIRD-QUARTER OPERATING PROFIT SIGNIFICANTLY HIGHER THAN LAST YEAR

- DaimlerChrysler Services' revenues of [EURO] 3,5 billion in the third quarter were 11% lower than in Q3 2002 particularly due to the appreciation of the euro against the US dollar. After adjusting for currency translation effects the decrease was 4%.

- Operating profit increased from [EURO] 170 million to [EURO] 284 million. The result of the prior-year quarter included special charges for risk provisions of [EURO] 113 million. Operating profit for the third quarter of 2003 remained at a high level as a result of improving margins and lower funding costs.

- New business of [EURO] 13.1 billion in the third quarter did not reach the previous year's level particularly due to the appreciation of the euro against the US dollar. Adjusted to exclude currency-translation effects it decreased by 6%.

- Contract volume decreased from [EURO] 114.6 billion to [EURO] 102.2 billion. Adjusted to exclude currency-translation effects contract volume was at the previous year's level. Of the total contract volume, 61% was accounted for by the United States and 22% by Western Europe.

COMPLETION OF SYSTEM INTEGRATION IN NORTH AMERICA

- In North America, DaimlerChrysler Services has standardized and simplified its routines for processing new contracts and maintaining contract volume. The number of systems in use has been reduced significantly. The result is a substantially improved cost position for DaimlerChrysler Services North America. Reorganization of the regional sales structure and even closer cooperation with sales partners will provide substantially stronger support for the sale of vehicles and increased penetration rates.

FLEET MANAGEMENT SUPPORTS GROUP BRANDS

- As a result of close cooperation with the fleet-sales activities of the Group's brands, DaimlerChrysler Services Fleet Management succeeded in gaining new customers and orders totaling more than 30,000 vehicles in Germany, France, Italy and the United Kingdom, thus further strengthening its leading position in Europe.

DAIMLERCHRYSLER BANK EXPANDS ITS PRODUCT RANGE

- In Germany, DaimlerChrysler Bank has further expanded its range of products in its core business of vehicle financing and in its direct banking business. In the future, DaimlerChrysler Bank will make use of its customer base of more than 800,000 customers for more effective customer-relationship management. The bank is adding to its successful activities in the deposit business with a new range of automobile savings plans applicable to all of the DaimlerChrysler Group's passenger-car models, and with new investment funds.

EXTENSION OF START-UP PHASE FOR ELECTRONIC TRUCK-TOLL SYSTEM

- The eleven-month start-up phase for the electronic toll system for trucks on autobahns in Germany has proved to be too short. The German Ministry of Transport and the Toll Collect company agreed to extend the introductory phase of the toll system.

- The necessity to optimize the toll system's technical functionality and infrastructure is now a key focus in order to secure stable and user-friendly operations. In parallel, the required improvements to hardware and software are being made so that the system can go into full operation as soon as possible.

                              Q1-3 03     Q1-3 03   Q1-3 02   Change
--------------------------------------------------------------------
Amounts in millions              US $       [EURO]    [EURO]    in %
--------------------------------------------------------------------
Operating profit                1,208       1,037     2,952      -65
--------------------------------------------------------------------
Revenues                       12,333      10,586    11,805      -10
--------------------------------------------------------------------
Contract volume               119,063     102,200   114,649      -11
--------------------------------------------------------------------
New business                   42,383      36,380    40,066       -9
--------------------------------------------------------------------
Employees (September 30)                   10,857    10,513       +3
--------------------------------------------------------------------

                                                      Interim Report Q3 2003 | 9

OTHER ACTIVITIES

                                Q3 03       Q3 03     Q3 02   Change
--------------------------------------------------------------------
Amounts in millions              US $       [EURO]    [EURO]    in %
--------------------------------------------------------------------
Operating profit (loss)          (167)       (143)     207       -
--------------------------------------------------------------------

MTU AERO ENGINES

                                Q3 03       Q3 03     Q3 02   Change
--------------------------------------------------------------------
Amounts in millions              US $       [EURO]    [EURO]    in %
--------------------------------------------------------------------
Revenues                          551         473       537      -12
--------------------------------------------------------------------
Incoming orders                   654         561       344      +63
--------------------------------------------------------------------
Employees (September 30)                    8,163     8,292       -2
--------------------------------------------------------------------

The Other Activities segment includes the MTU Aero Engines business unit as well as the Group's holdings in EADS and Mitsubishi Motors Corporation. The segment also includes Corporate Research, the Group's real-estate activities, and our holding and finance companies.

The operating-profit contributions generated by our holdings in EADS and Mitsubishi Motors are included in the operating profit of DaimlerChrysler with a time lag of one quarter. DaimlerChrysler's operating profit for the third quarter of 2003 therefore includes the contributions made by EADS and Mitsubishi Motors in the period of April through June 2003.

This segment's substantial decrease in earnings is primarily due to the negative contribution to earnings from Mitsubishi Motors Corporation.

AERO ENGINE BUSINESS STILL AFFECTED BY TROUBLED AIR-TRANSPORT INDUSTRY

- Market conditions in the civil-aviation business have not yet improved substantially. The ongoing strength of the euro against the US dollar is an additional burden for European engine manufacturers.

- The MTU Aero Engines business unit therefore posted a fall in revenues to [EURO] 473 million (-12%). Significant decreases in revenues from the maintenance of civil-aircraft engines and from transactions with national governments were partially offset by higher sales of engines and spare parts for civil aircraft.

- However, incoming orders of [EURO] 561 million were much higher than the level of the third quarter of last year. Order volumes increased significantly, not only for engines for both civil and military aircraft, but also for the maintenance of civil-aircraft engines.

OTHER ACTIVITIES

                              Q1-3 03     Q1-3 03   Q1-3 02   Change
--------------------------------------------------------------------
Amounts in millions              US $       [EURO]    [EURO]    in %
--------------------------------------------------------------------
Operating profit                  221         190       618      -69
--------------------------------------------------------------------

MTU AERO ENGINES

                              Q1-3 03     Q1-3 03   Q1-3 02   Change
--------------------------------------------------------------------
Amounts in millions              US $       [EURO]    [EURO]    in %
--------------------------------------------------------------------
Revenues                        1,615       1,386     1,571     -12
--------------------------------------------------------------------
Incoming orders                 2,710       2,326     1,685     +38
--------------------------------------------------------------------
Employees (September 30)                    8,163     8,292     -2
--------------------------------------------------------------------

10 | Interim Report Q3 2003

EADS

- The European Aeronautic Defence and Space Company (EADS) will publish its figures on the third quarter of 2003 on November 6, 2003.

- Despite the problems of the civil air-transport business, the aircraft manufacturer Airbus, in which EADS holds an 80% stake, has affirmed its forecast of 300 aircraft deliveries in full-year 2003. 129 firm orders and purchase commitments have now been received for the A380 wide-body aircraft.

-  In the first nine months of 2003, Airbus delivered 199 aircraft (Q1-Q3 2002:
   219 aircraft).

- EADS gained several major orders in the defense business in the third quarter of 2003. For example, in September the Spanish government approved the signing of a contract for the procurement of 24 Tiger combat helicopters. The Greek ministry of defense placed 20 firm orders and 14 options for the NH 90 military transport helicopter. Furthermore, the Austrian government approved a contract to purchase 18 Eurofighters in August.

- In the EADS Space division, restructuring and reorganization are progressing as planned. Turnaround is expected to be achieved during the year 2004.

MITSUBISHI MOTORS CORPORATION

- Mitsubishi Motors (MMC) sold 391,300 vehicles worldwide in the months of July through September, equaling the result of the prior-year period.

- Unit sales in the Japanese market during this period increased by 3% to 92,200 vehicles, primarily due to the availability of various versions of the ek wagon mini car. MMC's market share for passenger cars including mini cars increased from 6.4% to 7.0%.

- In the North American market, unit sales by MMC decreased by 18% to 73,300 vehicles as a result of tougher competition and the company's credit-tightening policy in the vehicle-financing business.

- In Europe, unit sales in the third quarter increased by 11% to 51,200 vehicles. More than 6,000 of the Outlander sport-utility vehicle have already been sold since this model was launched in European markets in March 2003, exceeding MMC's own sales forecasts. Initial customer reactions to the Lancer and Lancer Wagon, both launched in September, are also very positive.

- Unit sales in Asia (excluding Japan) and in the other regions also improved, rising by 7% to 174,500 vehicles, with particularly strong growth in China.

- Due to difficult market conditions, increased price incentives and anticipated lower earnings in the current financial year, MMC has implemented a broad range of measures designed to improve its competitiveness, including further cost reductions, the sale of certain assets and the postponement by six months of capacity expansion in the United States. In order to stabilize the financial services business in the United States, responsibilities have been reassigned both locally as well as at headquarters, and organizational changes have been implemented. In addition, the range of financial services offered by MMC in North America has been reduced in line with its stricter credit policy.

                                                     Interim Report Q3 2003 | 11

ANALYSIS OF THE FINANCIAL SITUATION

- THIRD-QUARTER GROUP OPERATING PROFIT OF [EURO] 1.2 BILLION COMPARED WITH [EURO] 1.5 BILLION IN THE PREVIOUS YEAR
-  POSITIVE OPERATING RESULTS AT CHRYSLER GROUP, BUT LOWER THAN PRIOR-YEAR
   QUARTER
- SIGNIFICANT IMPROVEMENT IN EARNINGS IN THE COMMERCIAL VEHICLES AND SERVICES SEGMENT
-  NEGATIVE EARNINGS CONTRIBUTION FROM MITSUBISHI MOTORS
-  GROUP NET LOSS IMPACTED BY WRITE-DOWN OF EQUITY INVESTMENT IN EADS

OPERATING PROFIT (LOSS) BY SEGMENTS

                                      Q3 03     Q3 03     Q3 02       Q1-3 03       Q1-3 03   Q1-3 02
---------------------------------------------------------------       -------------------------------
In millions                            US $     [EURO]   [EURO]          US $         [EURO]   [EURO]
---------------------------------------------------------------       -------------------------------
Mercedes Car Group                      924       793       792         2,728         2,342     2,290
---------------------------------------------------------------       -------------------------------
Chrysler Group                          171       147       305          (756)         (649)      532
---------------------------------------------------------------       -------------------------------
Commercial Vehicles                     276       237       115           538           462        23
---------------------------------------------------------------       -------------------------------
Services                                331       284       170         1,208         1,037     2,952
---------------------------------------------------------------       -------------------------------
Other Activities                       (167)     (143)      207           221           190       618
---------------------------------------------------------------       -------------------------------
Eliminations                            (83)      (72)      (50)         (106)          (92)     (114)
---------------------------------------------------------------       -------------------------------
DaimlerChrysler Group                 1,452     1,246     1,539         3,833         3,290     6,301
---------------------------------------------------------------       -------------------------------

DEVELOPMENT OF GROUP OPERATING PROFIT AFFECTED BY VARIOUS FACTORS

- In the third quarter of 2003, DaimlerChrysler achieved an operating profit of [EURO] 1.2 billion, compared with [EURO] 1.5 billion in Q3 2002. The operating profit of the prior-year period reflected impairment charges on a portion of the Capital Services portfolio in the Services segment totaling [EURO] 0.1 billion, other impairment charges totaling [EURO] 48 million, as well as further restructuring activities.

- The decrease in Group operating profit was primarily related to the negative contribution to earnings from our investment in Mitsubishi Motors (MMC). This negative contribution was primarily the result of lower unit sales in North America and higher credit and residual value risk provisions in the financial services business of the MMC Group. Despite the continuation of very tough competitive pressure in the US market, Chrysler Group posted an operating profit of [EURO] 0.1 billion for the third quarter, which was below its operating profit for Q3 2002. Compared with the second quarter of this year, Chrysler Group achieved a significant improvement in earnings. The Commercial Vehicles segment once again improved its profit contribution compared with the prior-year period, primarily due to the benefit of the continuation of the cost cutting and efficiency improvement programs which commenced in previous years. Also, the Services segment reported improved earnings compared with the prior-year level primarily due to the continuation of favorable refinancing conditions. The operating profit generated by the Mercedes Car Group approximated the prior-year level.

- In the first nine months of the year 2003, DaimlerChrysler posted an operating profit of [EURO] 3.3 (Q1-Q3 2002: [EURO] 6.3) billion. The prior-year result included income totaling [EURO] 2.6 billion from the sale of shares in T-Systems ITS (formerly debis Systemhaus) and Conti Temic microelectronic (formerly TEMIC). On the other hand, prior-year results included charges totaling [EURO] 0.8 billion relating to the restructuring activities at Chrysler Group and Commercial Vehicles, as well as charges in the Services segment in connection with the sale of a portion of the Capital Services portfolio ([EURO] 0.1 billion) and from the Argentine government's reorganization of the country's finance and banking system ([EURO] 0.1 billion). Aside from these prior year's factors, operating profit decreased primarily due to Chrysler Group's operating loss of [EURO] 0.9 billion in the second quarter of this year. Additional negative factors were the proportionate share of the operating loss from the Group's equity investment in Mitsubishi Motors and the lower contribution from EADS, which resulted primarily from a goodwill impairment charge at its aerospace business in the first quarter of 2003. On the other hand, operating profit increased at Commercial Vehicles and Services. Operating profit from the Mercedes Car Group segment for the first nine months of 2003 was slightly higher than the high level recorded in the prior year for the same period.

12 | Interim Report Q3 2003

OPERATING PROFIT

                                Q3 03      Q3 03      Q3 02       Q1-3 03       Q1-3 03      Q1-3 02
-----------------------------------------------------------       ----------------------------------
In millions                      US $      [EURO]    [EURO]         US $         [EURO]       [EURO]
-----------------------------------------------------------       ----------------------------------
Industrial Businesses           1,066        915      1,360         2,578         2,213        5,803
-----------------------------------------------------------       ----------------------------------
Financial Services                386        331        179         1,255         1,077          498
-----------------------------------------------------------       ----------------------------------
DaimlerChrysler Group           1,452      1,246      1,539         3,833         3,290        6,301
-----------------------------------------------------------       ----------------------------------

MERCEDES CAR GROUP'S OPERATING PROFIT EQUALS THE HIGH PRIOR-YEAR LEVEL

- In a difficult market environment, the Mercedes Car Group segment achieved an operating profit of [EURO] 0.8 billion in the current period, which equaled the high prior-year level. Expenditures for the products of the second model offensive impacted the operating profit of the period under review. However, strong unit sales of the E-Class, S-Class and SL-Class models improved the overall model mix and had a stabilizing effect on earnings.

POSITIVE OPERATING RESULTS AT CHRYSLER GROUP IN THE THIRD QUARTER OF 2003

- Chrysler Group posted an operating profit of [EURO] 0.1 billion in the third quarter of 2003 compared with an operating profit of [EURO] 0.3 billion in the prior-year period. The decrease in operating results is primarily due to higher sales incentives and lower vehicle shipments reflecting the continuing intense price competition in the US market. This decline was partially offset by improvements from continuing cost reductions.

- Compared with an operating loss of [EURO] 0.9 billion in the second quarter of 2003, Chrysler Group improved its operating results by [EURO] 1.0 billion to [EURO] 0.1 billion operating profit; in US dollars operating profit improved by $1.2 billion to $0.2 billion. This improvement primarily reflects lower than anticipated sales incentives due to more efficient, targeted revenue management strategies by the Chrysler Group, as well as incremental cost reductions.

- During the third quarter of 2003, Chrysler Group and Services agreed to adjusted rates charged on subsidized financing programs due to the increasingly competitive financing options. This agreement reduced marketing expenses by [EURO] 0.1 billion at Chrysler Group.

OPERATING PROFIT AT COMMERCIAL VEHICLES ABOVE PRIOR-YEAR LEVEL

- The Commercial Vehicles segment increased its third-quarter operating profit to [EURO] 0.2 billion, compared with [EURO] 0.1 billion in the prior year. Although the market remained difficult, the segment succeeded in improving its earnings, largely due to progress with the implementation of the cost cutting and efficiency improvement programs in all its business units. Freightliner in particular was able to realize substantial cost reductions. In addition, the successful launch of the new Actros contributed to increased earnings at Mercedes-Benz Trucks.

OPERATING PROFIT AT SERVICES REMAINED AT HIGH LEVEL

- For the third quarter of the year 2003, the Services segment posted an operating profit of [EURO] 0.3 billion, compared with [EURO] 0.2 billion in Q3 2002. The result for the prior-year quarter included charges totaling [EURO] 0.1 billion from allowances for doubtful accounts with respect to finance-lease receivables and from impairments of assets under operating leases related to the sale of a portion of the Capital Services portfolio.

- As a result of improving margins and lower funding costs, the operating profit for the period under review remained at a high level. A charge of [EURO] 0.1 billion was taken in Q3 2003 due to an agreement between Services and Chrysler Group to adjusted rates charged on subsidized financing packages, resulting from the increasingly competitive financing options. Sales incentives in the new-vehicle business led to an unchanged difficult situation in the used-vehicle market, especially in North America. However, due to improved risk management, charges from provisions for risks were reduced compared with the prior-year quarter.

                                                     Interim Report Q3 2003 | 13

RECONCILIATION TO OPERATING PROFIT

                                              Q3 03      Q3 03       Q3 02      Q1-3 03      Q1-3 03     Q1-3 02
--------------------------------------------------------------------------      --------------------------------
In millions                                    US $      [EURO]     [EURO]         US $       [EURO]      [EURO]
--------------------------------------------------------------------------      --------------------------------
Income before financial income                1,021        876       1,444        2,587        2,221       3,301
--------------------------------------------------------------------------      --------------------------------
+ Pension and postretirement benefit
  expenses other than service cost              262        225         (56)         784          673        (213)
--------------------------------------------------------------------------      --------------------------------
+ Operating profit (loss) from affiliated
  and associated companies and
  financial income (loss) from related
  operating companies                          (178)      (153)        130           77           66         488
--------------------------------------------------------------------------      --------------------------------
+ Gains from the sale of operating
  businesses                                      -          -           -            -            -       2,640
--------------------------------------------------------------------------      --------------------------------
+ Miscellaneous items                           347        298          21          385          330          85
--------------------------------------------------------------------------      --------------------------------
Operating profit                              1,452      1,246       1,539        3,833        3,290       6,301
--------------------------------------------------------------------------      --------------------------------

OPERATING LOSS FOR OTHER ACTIVITIES

- In the third quarter of this year, the Other Activities realized an operating loss of [EURO] 0.1 billion, after an operating profit of [EURO] 0.2 billion in the same quarter of 2002. The main reason for this decrease was the negative contribution to earnings from the Group's equity investment in Mitsubishi Motors (MMC), which was primarily attributed to lower revenues in North America and higher credit and residual value risk provisions in the US financial services business of the MMC Group. MTU Aero Engines reported a marginal operating loss mainly due to restructuring measures and was thus below the prior-year's level. The positive contribution to operating profit delivered by our equity investment in EADS could not reach the prior-year level as a result of increased development expenditures for the A380 Airbus and the general weakness of the airline business.

RECONCILIATION TO OPERATING PROFIT

- "Pension and postretirement benefit expenses other than service cost" is the sum of the interest cost, the expected return on plan assets and the amortization of unrecognized net actuarial gains or losses. Operating profit excludes these components of the pension costs, since they are driven by financial factors and do not reflect the operating performance of the segments. The change compared with the prior-year quarter was primarily a result of a declining expected return on plan assets due to stock market losses in the year 2002.

- "Operating profit (loss) from affiliated and associated companies and financial income (loss) from related companies" includes the contributions to earnings from our operating investments, which are reported as component of financial income in the statements of income. These contributions are allocated to the operating profit of the respective segments. In the third quarter of 2003 this resulted in a negative overall contribution to operating profit of [EURO] 0.2 billion. The decrease compared with the prior-year quarter was primarily the result of a negative contribution to earnings from the Group's equity investment in Mitsubishi Motors.

- "Gains and losses from the sale of operating businesses", which are presented under financial income in the statements of income, are allocated to the respective segments' operating profits.

- Under "Miscellaneous items", income and expenses which do not relate to the operating business are excluded. The increase compared with the third quarter of last year was almost solely due to the settlement of a consolidated class action case, which has been pending in connection with the merger of Daimler-Benz and Chrysler to form DaimlerChrysler AG. In this regard, a charge of [EURO] 275 million was recognized in the third quarter of 2003. DaimlerChrysler has applicable insurance policies aggregating [EURO]
   200 million (approximately $220 million) to which extent it is seeking reimbursement of the settlement payment. Such reimbursement will be recognized into earnings in the period received.

14 | Interim Report Q3 2003

FINANCIAL INCOME AND NET INCOME BOTH NEGATIVE DUE TO WRITE-DOWN OF EQUITY INVESTMENT IN EADS

- The financial loss for the third quarter of this year was [EURO] 2.2 billion, compared with a financial loss of [EURO] 0.2 billion in Q3 2002. The substantial decline in financial income was almost solely due to the [EURO] 2.0 billion non tax deductible write-down of the Group's equity investment in EADS to its fair value at September 30, 2003. Although the Group believes that the value of the EADS investment is still higher than its carrying value, US GAAP and SEC rules require that an investment be written down to its fair value, with a charge taken to earnings, when an impairment in the carrying amount of an investment is considered to be other-than-temporary. The Group's proportionate share of the loss incurred at Mitsubishi Motors also had a negative impact on income from investments, compared with the prior year. Net interest income and other financial income added up to a loss of [EURO] 0.1 billion at similar level compared to the prior-year period.

- Third-quarter income before income taxes decreased by [EURO] 2.6 billion to a loss of [EURO] 1.4 billion. This was primarily due to the aforementioned write-down of the Group's equity investment in EADS, but was also influenced by the other factors described under operating profit and financial income. For the first nine months of the year 2003, the Group posted a loss before income taxes of [EURO] 0.1 billion (Q1-Q3 2002: income of [EURO] 5.7 billion). The figure for the prior-year was influenced by major factors (restructuring expenditure at Chrysler Group and Commercial Vehicles, impairment charges on parts of the Capital Services portfolio, the impact of the Argentina crisis on the Services segment, as well as income from the sale of shares in T-Systems ITS and Conti Temic microelectronic) with a net positive effect of [EURO] 1.6 billion.

- Net loss and loss per share for the third quarter of this year amounted to [EURO] 1.7 billion and [EURO] 1.63, respectively (Q3 2002: net income of [EURO] 0.8 billion and earnings per share of [EURO] 0.77). The write-down of our equity investment in EADS impacted third-quarter net loss and loss per share by [EURO] 2.0 billion and [EURO] 1.94, respectively.
   For the first nine months of the year 2003, net loss was [EURO] 1.0 billion and loss per share was [EURO] 0.94 (Q1-Q3 2002: net income of [EURO] 4.4 billion and earnings per share of [EURO] 4.36).

TOTAL ASSETS IN THE THIRD QUARTER OF 2003 STILL VIRTUALLY UNCHANGED

- Compared with December 31, 2002, total assets decreased by [EURO] 1.9 billion to [EURO] 185.4 billion. The decline was mainly due to currency translation effects from the continued depreciation of the US dollar against the euro. These currency translation effects were partially offset by higher receivables from financial services, higher inventories and increased trade liabilities. The development of receivables from financial services was primarily caused by reduced sales of finance receivables and a shift from operating lease contracts to sales financing and finance lease contracts. In addition, the higher level of cash and cash equivalents, which was partly attributable to higher customer deposits at DaimlerChrysler Bank, increased total assets. The decrease in financial assets was caused by the impairment of EADS. This impact was partially offset by the acquisition of Mitsubishi Fuso Truck and Bus Corporation.

- Stockholders' equity at September 30, 2003 decreased from [EURO] 35.0 billion to [EURO] 33.2 billion. The main reasons for the decrease in stockholder's equity were the Net Loss of [EURO] 1.0 billion, the dividend distribution of [EURO] 1.5 billion for 2002 that took place in the second quarter of 2003, as well as negative effects from currency translation. However, these effects were partially offset by unrealized gains from the mark-to-market valuation of the Group's derivative financial instruments.

   The equity ratio, as of September 30, 2003 was 17.9%, unchanged compared to December 31, 2002. The equity ratio for the industrial business was 24.4 (December 31, 2002: 24.9)%. For the calculation of both ratios, a proportionate share of a dividend for the fiscal year 2003, which would reduce equity accordingly, was not included.

                                                     Interim Report Q3 2003 | 15

STATEMENT OF CASH FLOWS IMPACTED BY CHANGES IN WORKING CAPITAL AND BY THE ACQUISITION OF SHARES IN MITSUBISHI FUSO TRUCK AND BUS CORPORATION

- Cash provided by operating activities of [EURO] 14.1 billion in the first nine months of 2003 was on the same level as in the prior-year period. The decrease of cash inflows from operating results was primarily offset by higher changes in net working capital.

- Cash used for investing activities rose [EURO] 4.3 billion to [EURO] 11.9 billion in the period under review. The figure for the respective period of the year 2002 was affected by the proceeds from the sale of shares in T-Systems ITS, while cash outflows in 2003 include cash utilized for the purchase of shares in Mitsubishi Fuso Truck and Bus Corporation. Lower net increases in receivables from financial services and equipment on operating leases partially offset the effects from the sale and acquisition of participations.

- Financing activities provided cash of [EURO] 0.5 billion. Beside cash inflows from the increase of financial liabilities, financing activities were affected by the payment of the dividend for the 2002 business year in April 2003 ([EURO] 1.5 billion).

- Cash and cash equivalents with an original maturity of three months or less increased by [EURO] 2.1 billion to [EURO] 11.2 billion compared to December 31, 2002. Total liquidity, which also includes investments with a maturity over three months as well as securities, increased from [EURO] 12.4 billion to [EURO] 14.7 billion partly due to deposits from direct banking business of DaimlerChrysler Bank.


THIS DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS THAT REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS. THE WORDS "ANTICIPATE," "ASSUME," "BELIEVE," "ESTIMATE," "EXPECT," "INTEND," "MAY," "PLAN," "PROJECT" AND "SHOULD" AND SIMILAR EXPRESSIONS IDENTIFY FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES, INCLUDING, BUT NOT LIMITED TO: AN ECONOMIC DOWNTURN IN EUROPE OR NORTH AMERICA; CHANGES IN CURRENCY EXCHANGE RATES AND INTEREST RATES; INTRODUCTION OF COMPETING PRODUCTS; INCREASED SALES INCENTIVES; AND DECLINE IN RESALE PRICES OF USED VEHICLES. IF ANY OF THESE OR OTHER RISKS AND UNCERTAINTIES OCCUR (SOME OF WHICH ARE DESCRIBED UNDER THE HEADING "RISK FACTORS" IN DAIMLERCHRYSLER'S MOST RECENT ANNUAL REPORT ON FORM 20-F FILED WITH THE SECURITIES AND EXCHANGE COMMISSION), OR IF THE ASSUMPTIONS UNDERLYING ANY OF THESE STATEMENTS PROVE INCORRECT, THEN ACTUAL RESULTS MAY BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. WE DO NOT INTEND OR ASSUME ANY OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENT, WHICH SPEAKS ONLY AS OF THE DATE ON WHICH IT IS MADE.

16 | Interim Report Q3 2003

DAIMLERCHRYSLER AG AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) Q3

                                               Consolidated                    Industrial Business   Financial Services

                                                Q3 2003    Q3 2003    Q3 2002    Q3 2003    Q3 2002    Q3 2003    Q3 2002
-------------------------------------------------------------------------------------------------------------------------
(in millions, except per share amounts)       (NOTE 1)$      [EURO]     [EURO]     [EURO]     [EURO]     [EURO]    [EURO]
-------------------------------------------------------------------------------------------------------------------------
Revenues                                         40,294     34,587     36,338     31,116     32,445      3,471      3,893
-------------------------------------------------------------------------------------------------------------------------
Cost of sales                                   (32,423)   (27,831)   (29,283)   (25,144)   (25,953)    (2,717)    (3,330)
-------------------------------------------------------------------------------------------------------------------------
GROSS MARGIN                                      7,871      6,756      7,055      6,002      6,492        754        563
-------------------------------------------------------------------------------------------------------------------------
Selling, administrative and other expenses       (5,403)    (4,638)    (4,415)    (4,299)    (4,029)      (339)      (386)
-------------------------------------------------------------------------------------------------------------------------
Research and development                         (1,539)    (1,321)    (1,365)    (1,321)    (1,365)         -          -
-------------------------------------------------------------------------------------------------------------------------
Other income                                        135        116        175        103        154         13         21
-------------------------------------------------------------------------------------------------------------------------
Turnaround plan expenses - Chrysler Group           (43)       (37)        (6)       (37)        (6)         -          -
-------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE FINANCIAL EXPENSE,NET               1,021        876      1,444        448      1,246        428        198
-------------------------------------------------------------------------------------------------------------------------
  Impairment of investment in EADS               (2,283)    (1,960)         -     (1,960)         -          -          -
-------------------------------------------------------------------------------------------------------------------------
  Other financial expense, net                     (321)      (275)      (175)      (231)      (174)       (44)        (1)
-------------------------------------------------------------------------------------------------------------------------
Financial expense, net                           (2,604)    (2,235)      (175)    (2,191)      (174)       (44)        (1)
-------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES                (1,583)    (1,359)     1,269     (1,743)     1,072        384        197
-------------------------------------------------------------------------------------------------------------------------
Income taxes                                       (337)      (289)      (490)      (135)      (390)      (154)      (100)
-------------------------------------------------------------------------------------------------------------------------
Minority interests                                   (6)        (5)         1         (3)         1         (2)         -
-------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                (1,926)    (1,653)       780     (1,881)       683        228         97
-------------------------------------------------------------------------------------------------------------------------

EARNINGS (LOSS) PER SHARE
-------------------------------------------------------------------------------------------------------------------------
Basic earnings (loss) per share                   (1.90)     (1.63)      0.77          -          -          -          -
-------------------------------------------------------------------------------------------------------------------------
Diluted earnings (loss) per share                 (1.90)     (1.63)      0.77          -          -          -          -
-------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

                                                     Interim Report Q3 2003 | 17

DAIMLERCHRYSLER AG AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) Q1-3

                                                         Consolidated                  Industrial Business Financial Services

                                                        Q1-3 2003  Q1-3 2003 Q1-3 2002 Q1-3 2003 Q1-3 2002 Q1-3 2003 Q1-3 2002
------------------------------------------------------------------------------------------------------------------------------
(in millions, except per share amounts)                 (NOTE 1)$      [EURO]    [EURO]    [EURO]    [EURO]    [EURO]   [EURO]
------------------------------------------------------------------------------------------------------------------------------
Revenues                                                   119,543   102,612   112,582    92,024   100,776    10,588    11,806
------------------------------------------------------------------------------------------------------------------------------
Cost of sales                                              (96,844)  (83,128)  (91,600)  (74,804)  (81,568)   (8,324)  (10,032)
------------------------------------------------------------------------------------------------------------------------------
GROSS MARGIN                                                22,699    19,484    20,982    17,220    19,208     2,264     1,774
------------------------------------------------------------------------------------------------------------------------------
Selling, administrative and other expenses                 (15,616)  (13,404)  (13,263)  (12,375)  (12,085)   (1,029)   (1,178)
------------------------------------------------------------------------------------------------------------------------------
Research and development                                    (4,964)   (4,261)   (4,226)   (4,261)   (4,226)        -         -
------------------------------------------------------------------------------------------------------------------------------
Other income                                                   517       444       502       410       455        34        47
------------------------------------------------------------------------------------------------------------------------------
Turnaround plan expenses - Chrysler Group                      (49)      (42)     (694)      (42)     (694)        -         -
------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE FINANCIAL INCOME (EXPENSE), NET                2,587     2,221     3,301       952     2,658     1,269       643
------------------------------------------------------------------------------------------------------------------------------
  Impairment of investment in EADS                          (2,283)   (1,960)        -    (1,960)        -         -         -
------------------------------------------------------------------------------------------------------------------------------
  Other financial income (expense), net                       (472)     (405)    2,382      (363)    2,395       (42)      (13)
------------------------------------------------------------------------------------------------------------------------------
Financial income (expense), net                             (2,755)   (2,365)    2,382    (2,323)    2,395       (42)      (13)
------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES                             (168)     (144)    5,683    (1,371)    5,053     1,227       630
------------------------------------------------------------------------------------------------------------------------------
Income taxes                                                  (923)     (792)   (1,121)     (274)     (830)     (518)     (291)
------------------------------------------------------------------------------------------------------------------------------
Minority interests                                             (23)      (20)      (12)      (15)      (10)       (5)       (2)
------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF CHANGE IN
ACCOUNTING PRINCIPLE                                        (1,114)     (956)    4,550    (1,660)    4,213       704       337
------------------------------------------------------------------------------------------------------------------------------
Cumulative effect of change in accounting principle, net
of tax                                                           -         -      (159)        -      (124)        -       (35)
------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                           (1,114)     (956)    4,391    (1,660)    4,089       704       302
------------------------------------------------------------------------------------------------------------------------------

EARNINGS (LOSS) PER SHARE
------------------------------------------------------------------------------------------------------------------------------
Basic earnings (loss) per share
------------------------------------------------------------------------------------------------------------------------------
  Income (loss) before cumulative effect of change in
  accounting principle, net of tax                           (1.10)    (0.94)     4.52         -         -         -         -
------------------------------------------------------------------------------------------------------------------------------
  Cumulative effect of change in accounting principle            -         -     (0.16)        -         -         -         -
------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                            (1.10)    (0.94)     4.36         -         -         -         -
------------------------------------------------------------------------------------------------------------------------------
Diluted earnings (loss) per share                                                              -
------------------------------------------------------------------------------------------------------------------------------
  Income (loss) before cumulative effect of change in
  accounting principle, net of tax                           (1.10)    (0.94)     4.50         -         -         -         -
------------------------------------------------------------------------------------------------------------------------------
  Cumulative effect of change in accounting principle            -         -     (0.16)        -         -         -         -
------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                            (1.10)    (0.94)     4.34         -         -         -         -

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

18 | Interim Report Q3 2003

DAIMLERCHRYSLER AG AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

                                            Consolidated                          Industrial Business       Financial Services

                                            SEPT.30,     SEPT.30,       DEC.31,   SEPT.30,     DEC.31,      SEPT.30,    DEC.31,
                                            2003         2003           2002      2003         2002         2003        2002
                                            (unaudited)  (unaudited)              (unaudited)  (unaudited)  (unaudited) (unaudited)
------------------------------------------------------------------------------------------------------------------------------------
(in millions)                                 (NOTE 1)$        [EURO]      [EURO]       [EURO]       [EURO]       [EURO]      [EURO]
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
------------------------------------------------------------------------------------------------------------------------------------
Goodwill                                          2,301        1,975       2,071        1,916        2,009           59           62
------------------------------------------------------------------------------------------------------------------------------------
Other intangible assets                           3,066        2,632       2,855        2,531        2,755          101          100
------------------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment, net               40,276       34,572      36,269       34,408       36,111          164          158
------------------------------------------------------------------------------------------------------------------------------------
Investments and long-term financial assets       10,186        8,743       9,291        8,392        8,922          351          369
------------------------------------------------------------------------------------------------------------------------------------
Equipment on operating leases, net               29,830       25,605      28,243        3,339        3,313       22,266       24,930
------------------------------------------------------------------------------------------------------------------------------------
FIXED ASSETS                                     85,659       73,527      78,729       50,586       53,110       22,941       25,619
====================================================================================================================================
Inventories                                      19,285       16,554      15,642       15,314       13,965        1,240        1,677
------------------------------------------------------------------------------------------------------------------------------------
Trade receivables                                 7,660        6,575       6,297        6,297        6,005          278          292
------------------------------------------------------------------------------------------------------------------------------------
Receivables from financial services              61,786       53,035      52,088            2           10       53,033       52,078
------------------------------------------------------------------------------------------------------------------------------------
Other receivables                                18,927       16,247      17,573       10,713       11,159        5,534        6,414
------------------------------------------------------------------------------------------------------------------------------------
Securities                                        3,944        3,385       3,293        2,881        2,911          504          382
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                        13,158       11,294       9,130        9,564        8,191        1,730          939
------------------------------------------------------------------------------------------------------------------------------------
NON-FIXED ASSETS                                124,760      107,090     104,023       44,771       42,241       62,319       61,782
------------------------------------------------------------------------------------------------------------------------------------
DEFERRED TAXES                                    4,442        3,813       3,613        3,697        3,496          116          117
------------------------------------------------------------------------------------------------------------------------------------
PREPAID EXPENSES                                  1,187        1,019         962          922          866           97           96
------------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                    216,048      185,449     187,327       99,976       99,713       85,473       87,614
------------------------------------------------------------------------------------------------------------------------------------


LIABILITIES AND STOCKHOLDERS' EQUITY
====================================================================================================================================
Capital stock                                     3,067        2,633       2,633
------------------------------------------------------------------------------------------------------------------------------------
Additional paid-in capital                        9,190        7,888       7,819
------------------------------------------------------------------------------------------------------------------------------------
Retained earnings                                32,248       27,681      30,156
------------------------------------------------------------------------------------------------------------------------------------
Accumulated other comprehensive loss             (5,861)      (5,031)     (5,604)
------------------------------------------------------------------------------------------------------------------------------------
Treasury stock                                        -            -           -
------------------------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY                             38,644       33,171      35,004       24,423       26,384        8,748        8,620
------------------------------------------------------------------------------------------------------------------------------------
MINORITY INTERESTS                                  532          457         432          438          414           19           18
------------------------------------------------------------------------------------------------------------------------------------
ACCRUED LIABILITIES                              50,335       43,206      43,622       42,293       42,619          913        1,003
------------------------------------------------------------------------------------------------------------------------------------
Financial liabilities                            89,103       76,483      79,112       11,398       12,201       65,085       66,911
------------------------------------------------------------------------------------------------------------------------------------
Trade liabilities                                16,724       14,355      12,342       14,161       12,106          194          236
------------------------------------------------------------------------------------------------------------------------------------
Other liabilities                                10,983        9,428       8,843        6,747        6,152        2,681        2,691
------------------------------------------------------------------------------------------------------------------------------------
LIABILITIES                                     116,810      100,266     100,297       32,306       30,459       67,960       69,838
------------------------------------------------------------------------------------------------------------------------------------
DEFERRED TAXES                                    3,201        2,748       2,312       (3,871)      (4,425)       6,619        6,737
------------------------------------------------------------------------------------------------------------------------------------
DEFERRED INCOME                                   6,526        5,601       5,660        4,387        4,262        1,214        1,398
====================================================================================================================================
TOTAL LIABILITIES                               177,404      152,278     152,323       75,553       73,329       76,725       78,994
------------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY      216,048      185,449     187,327       99,976       99,713       85,473       87,614
------------------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

                                                     Interim Report Q3 2003 | 19

DAIMLERCHRYSLER AG AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                 Accumulated other comprehensive income (loss)
                                                                             ------------------------------------------------------
                                                                                 CUMULA-
                                                                             TIVE TRANS-                    DERIVATIVE
                                                  ADDITIONAL                      LATION     AVAILABLE-      FINANCIAL      MINIMUM
                                      CAPITAL        PAID-IN     RETAINED        ADJUST-       FOR-SALE        INSTRU-      PENSION
(IN MILLIONS OF EURO)                   STOCK        CAPITAL     EARNINGS           MENT     SECURITIES          MENTS    LIABILITY
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 2002              2,609          7,319       26,441          3,850             61           (337)        (906)
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                  -              -        4,391              -              -              -            -
-----------------------------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss)           -              -            -         (2,172)          (107)         1,143            5
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL COMPREHENSIVE INCOME
===================================================================================================================================
Stock based compensation                    -             39            -              -              -              -            -
-----------------------------------------------------------------------------------------------------------------------------------
Issuance of shares upon conversion
  of notes                                 24            482            -              -              -              -            -
-----------------------------------------------------------------------------------------------------------------------------------
Purchase of capital stock                   -              -            -              -              -              -            -
-----------------------------------------------------------------------------------------------------------------------------------
Re-issuance of treasury stock               -              -            -              -              -              -            -
-----------------------------------------------------------------------------------------------------------------------------------
Dividends                                   -              -       (1,003)             -              -              -            -
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 2002           2,633          7,840       29,829          1,678            (46)           806         (901)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 2003              2,633          7,819       30,156            600            (74)         1,065       (7,195)
-----------------------------------------------------------------------------------------------------------------------------------
Net loss                                    -              -         (956)             -              -              -            -
-----------------------------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss)           -              -            -         (1,186)           208          1,041          510
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL COMPREHENSIVE LOSS
-----------------------------------------------------------------------------------------------------------------------------------
Stock based compensation                    -             68            -              -              -              -            -
-----------------------------------------------------------------------------------------------------------------------------------
Issuance of shares upon exercise
  of options                                -              1            -              -              -              -            -
-----------------------------------------------------------------------------------------------------------------------------------
Purchase of capital stock                   -              -            -              -              -              -            -
-----------------------------------------------------------------------------------------------------------------------------------
Re-issuance of treasury stock               -              -            -              -              -              -            -
-----------------------------------------------------------------------------------------------------------------------------------
Dividends                                   -              -       (1,519)             -              -              -            -
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 2003           2,633          7,888       27,681           (586)           134          2,106       (6,685)

                                       TREASURY
(IN MILLIONS OF EURO)                     STOCK        TOTAL
------------------------------------------------------------
BALANCE AT JANUARY 1, 2002                    -       39,037
------------------------------------------------------------
Net income                                    -        4,391
------------------------------------------------------------
Other comprehensive income (loss)             -       (1,131)
------------------------------------------------------------
TOTAL COMPREHENSIVE INCOME                             3,260
============================================================
Stock based compensation                      -           39
------------------------------------------------------------
Issuance of shares upon conversion
  of notes                                    -          506
------------------------------------------------------------
Purchase of capital stock                    30           30
------------------------------------------------------------
Re-issuance of treasury stock               (30)         (30)
------------------------------------------------------------
Dividends                                     -       (1,003)
------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 2002                 -       41,839
------------------------------------------------------------
BALANCE AT JANUARY 1, 2003                    -       35,004
------------------------------------------------------------
Net loss                                      -         (956)
------------------------------------------------------------
Other comprehensive income (loss)             -          573
------------------------------------------------------------
TOTAL COMPREHENSIVE LOSS                                (383)
------------------------------------------------------------
Stock based compensation                      -           68
------------------------------------------------------------
Issuance of shares upon exercise
  of options                                  -            1
------------------------------------------------------------
Purchase of capital stock                   (28)         (28)
------------------------------------------------------------
Re-issuance of treasury stock                28           28
------------------------------------------------------------
Dividends                                     -       (1,519)
------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 2003                 -       33,171
------------------------------------------------------------

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

20 | Interim Report Q3 2003

DAIMLERCHRYSLER AG AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                   Consolidated                        Industrial Business    Financial Services

                                                   Q1-3 2003   Q1-3 2003   Q1-3 2002   Q1-3 2003   Q1-3 2002 Q1-3 2003 Q1-3 2002
--------------------------------------------------------------------------------------------------------------------------------
(in millions)                                     (NOTE 1) $       [EURO]     [EURO]       [EURO]      [EURO]    [EURO]   [EURO]
--------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                     (1,114)       (956)      4,391      (1,660)      4,089       704       302
--------------------------------------------------------------------------------------------------------------------------------
Income applicable to minority interests                   23          20          12          16          10         4         2
--------------------------------------------------------------------------------------------------------------------------------
Cumulative effect of change in accounting
   principle                                               -           -         159           -         124         -        35
--------------------------------------------------------------------------------------------------------------------------------
Gains on disposals of businesses                         (94)        (81)     (2,610)        (81)     (2,610)        -         -
--------------------------------------------------------------------------------------------------------------------------------
Impairment of investment in EADS                       2,283       1,960           -       1,960           -         -         -
--------------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization of equipment on
   operating leases                                    4,914       4,218       5,316         438         273     3,780     5,043
--------------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization of fixed assets          5,084       4,364       4,601       4,288       4,531        76        70
--------------------------------------------------------------------------------------------------------------------------------
Change in deferred taxes                                (230)       (197)      1,012        (678)        314       481       698
--------------------------------------------------------------------------------------------------------------------------------
Equity (income) loss from associated companies           247         212         (62)        222         (67)      (10)        5
--------------------------------------------------------------------------------------------------------------------------------
Change in financial instruments                          340         292         (96)        249        (217)       43       121
--------------------------------------------------------------------------------------------------------------------------------
Gains on disposals of fixed assets/securities           (400)       (343)       (473)       (343)       (473)        -         -
--------------------------------------------------------------------------------------------------------------------------------
Change in trading securities                              45          39         404          44         404        (5)        -
--------------------------------------------------------------------------------------------------------------------------------
Change in accrued liabilities                          2,459       2,111       2,721       2,104       2,606         7       115
--------------------------------------------------------------------------------------------------------------------------------
Turnaround plan expenses - Chrysler Group                 49          42         694          42         694         -         -
--------------------------------------------------------------------------------------------------------------------------------
Turnaround plan payments - Chrysler Group               (254)       (218)       (394)       (218)       (394)        -         -
--------------------------------------------------------------------------------------------------------------------------------
Changes in other operating assets and
   liabilities:
--------------------------------------------------------------------------------------------------------------------------------
- Inventories, net                                    (1,579)     (1,355)     (1,358)     (1,643)     (1,168)      288      (190)
--------------------------------------------------------------------------------------------------------------------------------
- Trade receivables                                     (557)       (478)       (902)       (490)       (872)       12       (30)
--------------------------------------------------------------------------------------------------------------------------------
- Trade liabilities                                    3,344       2,870       1,434       2,909       1,567       (39)     (133)
--------------------------------------------------------------------------------------------------------------------------------
- Other assets and liabilities                         1,883       1,614        (776)      1,319      (1,290)      295       514
--------------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY OPERATING ACTIVITIES                 16,443      14,114      14,073       8,478       7,521     5,636     6,552
================================================================================================================================
Purchases of fixed assets:
--------------------------------------------------------------------------------------------------------------------------------
- Increase in equipment on operating leases          (13,806)    (11,851)    (13,476)     (3,143)     (3,818)   (8,708)   (9,658)
--------------------------------------------------------------------------------------------------------------------------------
- Purchases of property, plant and equipment          (5,484)     (4,707)     (4,889)     (4,649)     (4,827)      (58)      (62)
--------------------------------------------------------------------------------------------------------------------------------
- Purchases of other fixed assets                       (248)       (213)        (91)       (166)        (40)      (47)      (51)
--------------------------------------------------------------------------------------------------------------------------------
Proceeds from disposals of equipment on operating
  leases                                              11,168       9,586      12,796       3,576       4,929     6,010     7,867
--------------------------------------------------------------------------------------------------------------------------------
Proceeds from disposals of fixed assets                  323         277         377         253         346        24        31
--------------------------------------------------------------------------------------------------------------------------------
Payments for investments in businesses                  (947)       (813)       (381)       (764)       (368)      (49)      (13)
--------------------------------------------------------------------------------------------------------------------------------
Proceeds from disposals of businesses                    270         232       5,573         185       5,106        47       467
--------------------------------------------------------------------------------------------------------------------------------
(Increase) decrease in receivables from
   financial services, net                            (4,870)     (4,180)     (7,350)         33           -    (4,213)   (7,350)
--------------------------------------------------------------------------------------------------------------------------------
(Acquisition) disposition of securities (other
   than trading), net                                   (252)       (216)        (94)       (152)         79       (64)     (173)
--------------------------------------------------------------------------------------------------------------------------------
Change in other cash                                      38          33         (18)        (38)       (179)       71       161
--------------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES     (13,808)    (11,852)     (7,553)     (4,865)      1,228    (6,987)   (8,781)
================================================================================================================================
Change in financial liabilities (including
   amounts for commercial paper borrowings,
   net of [EURO] (731) ($(852) and [EURO] (818) in
   2003 and 2002, respectively)                        2,331       2,001      (6,364)       (159)     (6,104)    2,160      (260)
--------------------------------------------------------------------------------------------------------------------------------
Dividends paid (incl. profit transferred from
   subsidiaries)                                      (1,788)     (1,535)     (1,011)     (1,522)       (972)     (13)       (39)
--------------------------------------------------------------------------------------------------------------------------------
Proceeds from issuance of capital stock
  (incl. minority interests)                              33          28          30         (11)       (116)       39       146
--------------------------------------------------------------------------------------------------------------------------------
Purchase of treasury stock                               (33)        (28)        (30)        (28)        (30)        -         -
--------------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES         543         466      (7,375)     (1,720)     (7,222)    2,186      (153)
================================================================================================================================
Effect of foreign exchange rate changes on cash
  and cash  equivalents (maturing within 3 months)      (676)       (580)       (983)       (530)       (912)      (50)      (71)
--------------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH
   EQUIVALENTS (MATURING WITHIN 3 MONTHS)
--------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS (MATURING WITHIN 3
   MONTHS)                                             2,502       2,148      (1,838)      1,363         615       785    (2,453)
--------------------------------------------------------------------------------------------------------------------------------
AT BEGINNING OF PERIOD                                10,602       9,100      10,715       8,161       7,344       939     3,371
--------------------------------------------------------------------------------------------------------------------------------
AT END OF PERIOD                                      13,104      11,248       8,877       9,524       7,959     1,724       918
================================================================================================================================

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

                                                     Interim Report Q3 2003 | 21

DAIMLERCHRYSLER AG AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


1. PRESENTATION OF CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The unaudited interim condensed consolidated financial statements ("interim financial statements") of DaimlerChrysler AG and subsidiaries ("DaimlerChrysler" or the "Group") have been prepared in accordance with Accounting Principles Generally Accepted in the United States of America ("U.S. GAAP"). All amounts herein are presented in millions of euros ("[EURO]") and, for amounts as of and for the three and nine months ended September 30, 2003, also in millions of U.S. dollars ("$"), the latter being presented solely for the convenience of the reader, which is converted at the rate of [EURO] 1= $1.1650, the Noon Buying Rate of the Federal Reserve Bank of New York on September 30, 2003.

   Certain prior period amounts have been reclassified to conform to the current period presentation.

   All significant intercompany accounts and transactions have been eliminated. In the opinion of management, the interim financial statements reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial position, results of operations and cash flows of the Group for the periods presented. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for any future period or the full fiscal year. The interim financial statements should be read in conjunction with the December 31, 2002 audited consolidated financial statements and notes thereto included in DaimlerChrysler's 2002 Annual Report and its Form 20-F which was filed with the United States Securities and Exchange Commission on February 20, 2003.

   The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts recorded in the interim financial statements and accompanying notes. Actual amounts could differ from those estimates.

   Commercial practices with respect to the products manufactured by DaimlerChrysler necessitate that sales financing, including leasing alternatives, be made available to the Group's customers. Accordingly, the Group's consolidated financial statements are also significantly influenced by activities of the financial services business. To enhance the readers' understanding of the Group's interim financial statements, the accompanying financial statements present, in addition to the interim financial statements, information with respect to the financial position, results of operations and cash flows of the Group's industrial and financial services business activities. Such information, however, is not required by U.S. GAAP and is not intended to, and does not represent the separate U.S. GAAP financial position, results of operations or cash flows of the Group's industrial or financial services business activities. Transactions between the Group's industrial and financial businesses principally represent intercompany sales of products, intercompany borrowings and related interest, and other support under special vehicle financing programs. The effects of transactions between the industrial and financial services businesses have been eliminated within the industrial business columns.

   In November 2002, the Emerging Issues Task Force ("EITF") reached a final consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables." The scope provisions of EITF 00-21 were slightly modified in May 2003. EITF 00-21 addresses certain aspects of the accounting of revenue arrangements with multiple deliverables by a vendor. EITF 00-21 outlines an approach to determine when a revenue arrangement that contains multiple deliverables should be divided into separate units of accounting and, if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. EITF 00-21 became effective for DaimlerChrysler in its financial statements beginning July 1, 2003 and DaimlerChrysler applied the consensus prospectively to all transactions occurring after June 30, 2003. The adoption of EITF 00-21 did not have a significant impact on the Group's consolidated financial statements.

   In November 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others - an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34." FIN 45 elaborates on the disclosures to be made by a guarantor in its financial statements regarding obligations under certain guarantees that it has issued. FIN 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the non-contingent portion of the obligation due to the issuance of the guarantee or, if higher, a probable loss under Statement of Financial Accounting Standards No. ("SFAS") 5, "Accounting for Contingencies." Disclosure requirements are effective for financial statements of interim and annual periods ending after December 15, 2002. The recognition and measurement provisions are effective for guarantees issued or modified after December 31, 2002.

   DaimlerChrysler determines fair value of the non-contingent portion of guarantees issued primarily based on market information including third party offers. In the absence of reliable market information, the Group uses the present value of expected future cash flows. The offsetting entry made at the initial recognition of a guarantee liability depends on the nature of the guarantee, but generally would be to expense. A systematic

22 | Interim Report Q3 2003

DAIMLERCHRYSLER AG AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


and rational method for subsequent measurement of the liability is determined in connection with information developed for initial measurement except for changes in the liability due to losses recognized under SFAS 5. DaimlerChrysler adopted the disclosure requirements in its 2002 consolidated financial statements. DaimlerChrysler adopted the recognition and measurement provisions prospectively beginning January 1, 2003 without significant impact on the Group's consolidated financial statements.

   In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123." SFAS 148 amends SFAS 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 requires disclosures in both interim and annual financial statements of the method of accounting used for stock-based employee compensation and the effect of the method used on reported results (see Note
12).

   During the second quarter of 2003, DaimlerChrysler adopted the fair value recognition provisions of SFAS 123 prospectively to all employee awards granted, modified, or settled after January 1, 2003. Compensation expense for all awards granted prospectively from December 31, 2002 will be measured at the grant date based on the fair value of the equity award using a modified Black-Scholes option-pricing model. Compensation expense will be recognized over the employee service period with an offsetting credit to equity (paid-in capital). DaimlerChrysler options granted prior to January 1, 2003, will continue to be accounted for using the intrinsic value based approach under Accounting Principles Board Opinion No. ("APB") 25, "Accounting for Stock Issued to Employees" and related Interpretations. Compensation expense under APB 25 was measured at the grant date based on the difference between the strike price of the equity award and the fair value of the underlying stock as of the date of grant. The adoption of the fair value based method for awards granted in April 2003 resulted in additional compensation expense in the Group's statement of income (loss) of [EURO] 12.3 million for the three month period ended September 30, 2003, ([EURO] 7.5 million, net of taxes, or [EURO] 0.01 per share, respectively) and [EURO] 25.1 million ([EURO] 15.4 million, net of taxes, or [EURO] 0.02 per share, respectively) for the nine month period ended September 30, 2003. Note 12 includes a table that illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period.

   In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities - an interpretation of ARB No. 51," which clarifies the application of the consolidation rules to certain variable interest entities. FIN 46 established a new multi-step model for the consolidation of variable interest entities when a company has a controlling financial interest based either on voting interests or variable interests. Consolidation based on variable interests is required by the primary beneficiary if the equity investors lack essential characteristics of a controlling financial interest or if the equity investment at risk is not sufficient for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 also provides disclosure requirements related to significant investments in variable interest entities, whether or not those entities are consolidated.

   On October 9, 2003, the FASB issued FASB Staff Position FIN 46-6 ("FSP FIN 46-6"), "Effective Date of FASB Interpretation No. 46, Consolidation of Variable Interest Entities." FSP FIN 46-6 defers the effective date for applying the provisions of FIN 46 for interests held by public entities in variable interest entities or potential variable interest entities created before February 1, 2003. Therefore, for all potential variable interest entities created prior to February 1, 2003, DaimlerChrysler decided to adopt FIN 46 as of December 31, 2003. DaimlerChrysler is required to apply FIN 46 immediately for variable interest entities created subsequent to January 31, 2003, however, there were no significant variable interest entities created after this date that were required to be consolidated by DaimlerChrysler. See Note 2 for further information about the expected impact of FIN 46 on the DaimlerChrysler Group.

   In March 2003, the EITF reached consensuses on the remaining issues of EITF 02-9, "Accounting for Changes That Result in a Transferor Regaining Control of Financial Assets Sold." EITF 02-9 requires the transferor to recognize at fair value financial assets previously sold when control over the financial assets is regained as if the transferor had repurchased the assets, together with a corresponding liability to the transferee. Gain or loss recognition by the transferor will be precluded if control is regained over assets sold.
EITF 02-9 also applies to any beneficial interest or to qualifying special purpose entities that become non-qualifying. Servicing assets or liabilities and other retained interests continue to be accounted for separately. Loan loss allowances may not be recognized as of the repurchase date. EITF 02-9 is applicable for changes occurring after April 2, 2003, that result in the transferor regaining control over financial assets previously sold. The application of EITF 02-9 did not have a material effect on the Group's consolidated financial statements.

                                                     Interim Report Q3 2003 | 23

DAIMLERCHRYSLER AG AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

   In April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." The Statement amends and clarifies accounting for derivative instruments and hedging activities under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003. However, the provisions of SFAS 149 that relate to SFAS 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, shall continue to be applied in accordance with their respective effective dates. The application of SFAS 149 did not have a significant impact on the Group's consolidated financial statements.

   In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 amends the accounting and classification for certain financial instruments, such as those used in most stock buy-back programs that previously were accounted for and classified as equity. SFAS 150 requires that certain types of freestanding financial instruments that have characteristics of both liabilities and equity be classified as liabilities with, in most cases, changes in fair value flowing through the income statement. SFAS 150 could affect companies' ratios, performance measures and certain stock buy-back programs. DaimlerChrysler applies the provisions of SFAS 150 to all financial instruments entered into or modified after May 31, 2003. The adoption of SFAS 150 did not have an impact on the Group's consolidated financial statements.

   In May 2003, the EITF reached a consensus on EITF 01-8, "Determining Whether an Arrangement Contains a Lease". EITF 01-8 clarifies certain provisions of SFAS 13, "Accounting for Leases," with respect to the identification of lease elements in arrangements that do not explicitly include lease provisions. Any lease element identified under the model of EITF 01-8 should be accounted for under current lease accounting literature. EITF 01-8 should be applied prospectively for lessees and lessors to arrangements newly agreed to, modified, or acquired in a business combination beginning with the first reporting period after May 28, 2003. DaimlerChrysler applied the provisions of EITF 01-8 beginning July 1, 2003. Initial adoption of EITF 01-8 did not have a significant impact on the Group's consolidated financial statements.

2. POTENTIAL VARIABLE INTEREST ENTITIES

As described in Note 1, for all potential variable interest entities created prior to February 1, 2003, DaimlerChrysler decided to adopt FIN 46 as of December 31, 2003. The initial impact of the adoption of FIN 46 for these entities will be reflected as the cumulative effect of a change in accounting principle in DaimlerChrysler's December 31, 2003 consolidated statement of income. The implementation of FIN 46 for potential variable interest entities created prior to February 1, 2003, is expected to have the following impact on the Group's consolidated financial statements:

   LEASING ARRANGEMENTS

   DaimlerChrysler identified several leasing arrangements that were previously off-balance-sheet and will be required to be consolidated under FIN 46. Under these arrangements, variable interest entities were established and owned by third parties. The variable interest entities raised funds by issuing either debt or equity securities to third party investors. The variable interest entities used the debt and equity proceeds to purchase property and equipment, which is leased by the Group and used in the normal course of business. At the end of the lease term, DaimlerChrysler generally has the option to purchase the property and equipment or re-lease the property and equipment under new terms. DaimlerChrysler will begin to consolidate these variable interest entities on December 31, 2003. The entities that have been identified for consolidation in accordance with FIN 46 have total assets and liabilities of approximately [EURO] 500 million. The assets consist primarily of property, plant and equipment that generally serves as collateral for the entities' long-term borrowings and represents the Group's maximum exposure to loss as a result of its involvement with these entities. The creditors of these entities do not have recourse to the general credit of the Group, except to the extent of guarantees provided.

   ARRANGEMENTS WITH BANK CONDUITS

   DaimlerChrysler sells automotive receivables to multi-seller and multi-collateralized bank conduits, which are considered variable interest entities, in the ordinary course of business. A bank conduit generally receive substantially all of its funding from issuing asset-backed securities that are cross collateralized by the assets held by the entity. DaimlerChrysler generally remains as servicer. DaimlerChrysler also retains residual beneficial interests in the receivables sold, which are designed to absorb substantially all of the credit, prepayment, and interest-rate risk of the receivables transferred to the conduits. Although its interest in these variable interest entities is significant, DaimlerChrysler has concluded that it is not the primary beneficiary of these bank conduits and therefore is not required to consolidate them under FIN 46. The outstanding balance of receivables sold to conduits and the corresponding retained interest balance as of September 30, 2003, are approximately [EURO] 5.4 billion and [EURO] 1.0 billion, respectively, which represents the Group's maximum exposure to loss as a result of its involvement with these variable interest entities.

24 | Interim Report Q3 2003

DAIMLERCHRYSLER AG AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

   SIGNIFICANT INTERESTS IN ASSOCIATED COMPANIES

   As described in more detail in Note 4 to the Group's 2002 annual consolidated financial statements, DaimlerChrysler first invested in Mitsubishi Motors Corporation ("MMC") in October 2000 and later increased its equity investment in June 2001. DaimlerChrysler is currently MMC's largest shareholder. MMC is a global company headquartered in Japan whose activities consist principally of development, design, manufacture, assembly, sales and purchase, importing and other transactions (including financing) relating to automobiles and to component parts and replacement parts. Approximately 30% of MMC outstanding common shares are publicly traded. Summary U.S. GAAP financial information for MMC as of December 31, 2002 and 2001 is included in Note 3 to the Group's 2002 annual consolidated financial statements. DaimlerChrysler's involvement with MMC is comprised of its 37% equity ownership that is currently included in the Group's consolidated financial statements using the equity method of accounting, its shared ownership interests in Mitsubishi Fuso Truck and Bus Corporation ("MFTBC"), as well as other interests through various joint venture and similar arrangements, and technology sharing arrangements. DaimlerChrysler believes that its maximum exposure to loss as a result of its involvement with MMC is not unlimited, but could extend beyond the carrying value of its investments in MMC, which was [EURO] 1.1 billion at September 30, 2003. DaimlerChrysler is currently evaluating the effects of the issuance of FIN 46 on the accounting for its interests in MMC.

   In November 1995, DaimlerChrysler assumed a 45% equity ownership interest in debis AirFinance ("dAF"), an Amsterdam registered Private Limited Liability Company that was established for purposes of leasing aircraft and related technical equipment to airlines and financial intermediaries. Several banks hold the remaining ownership interests in dAF. dAF's consolidated total assets, financial liabilities, total liabilities, and net shareholders' equity at September 30, 2003 were [EURO] 2.9 billion, [EURO] 2.0 billion, [EURO] 2.8 billion and [EURO] 0.1 billion, respectively. dAF's consolidated revenues for the three-month period ending September 30, 2003, were [EURO] 0.1 billion. DaimlerChrysler's involvement with dAF includes primarily its equity interest that is included in the Group's consolidated financial statements using the equity method of accounting, and also subordinated loans receivable and unsecured loans that have been provided to dAF. DaimlerChrysler believes that its maximum exposure to loss as a result of its involvement with dAF is primarily limited to the carrying value of its total investments (including loans) in dAF, which was [EURO] 0.6 billion at September 30, 2003. DaimlerChrysler is currently evaluating the effects of the issuance of FIN 46 on the accounting for its interests in dAF.

   In September 2002, DaimlerChrysler, Deutsche Telekom AG ("Deutsche Telekom"), and Compagnie Financiere et Industrielle des Autoroutes S.A. ("Cofiroute") entered into an agreement with the Federal Republic of Germany to develop and operate a toll collection system for the use of German roadways by certain commercial vehicles. These activities are conducted through the operating entity Toll Collect GmbH ("Toll Collect"), for which DaimlerChrysler has a
45% equity ownership interest. Deutsche Telekom also holds a 45% equity ownership interest and Cofiroute holds the remaining 10% equity ownership interest in Toll Collect. Toll Collect's total assets, financial liabilities, total liabilities, and net shareholders' equity at September 30, 2003 were [EURO] 0.6 billion, [EURO] 0.5 billion, [EURO] 0.6 billion and
[EURO] 7 million, respectively. DaimlerChrysler's involvement with Toll
Collect includes its equity interest that is included in the Group's consolidated financial statements using the equity method of accounting, receivables from cost transfers and certain guarantees. DaimlerChrysler believes its maximum exposure to loss as a result of its involvement with Toll Collect could extend beyond the carrying value of its investments in Toll Collect, including receivables from cost transfers, which together aggregated [EURO] 121 million at September 30, 2003, because of the risks associated with certain guarantees that are described in more detail in Note
17. DaimlerChrysler is currently evaluating the effects of the issuance of FIN 46 on the accounting for its interests in Toll Collect, but does not expect that it will be required to consolidate Toll Collect as of December
31, 2003.

   OTHER SIGNIFICANT INTERESTS IN INVESTMENTS, DEALERSHIPS, AND EXECUTORY CONTRACTS

   DaimlerChrysler has equity or other interests in entities that were created prior to February 1, 2003, including investments fully consolidated, accounted for under the equity method or cost method of accounting, dealerships, suppliers, and service providers. Entities in which DaimlerChrysler does not hold any voting equity interests, including most dealerships, suppliers or service providers, are generally not included in the Group's consolidated financial statements. Substantially all of these entities are substantive operating businesses and were not created for special or limited purposes. Due to the number of entities and the varying nature of the Group's involvement, DaimlerChrysler has not yet finalized its evaluation to determine if any of these entities would need to be consolidated or de-consolidated under FIN 46. Except to the extent of guarantees provided by the Group, DaimlerChrysler believes that any additional liabilities recognized as a result of consolidating under FIN 46 any previously unconsolidated entities would not represent additional claims on the Group's general assets;

                                                     Interim Report Q3 2003 | 25

DAIMLERCHRYSLER AG AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

rather, they would represent claims against the additional assets recognized as a result of consolidating these entities. Conversely, DaimlerChrysler believes additional assets recognized as a result of consolidating under FIN 46 any previously unconsolidated entities would not represent additional assets that could be used to satisfy claims against the Group's general assets.

   Individual associated companies included in the Group's consolidated financial statements using the equity method are also subject to the requirements of FIN 46 at the investee level. These associated companies are currently evaluating whether they are the primary beneficiary of certain variable interest entities created prior to February 1, 2003, and therefore would be required to consolidate them as of December 31, 2003. DaimlerChrysler accounts for its equity in the earnings and losses of certain associated companies such as EADS, MMC, and MFTBC on a three-month lag. The initial impact, if any, of adoption of FIN 46 at the investee level for these associated companies will be recognized as the cumulative effect of a change in accounting principle in the Group's consolidated statement of income for the three-month period ending March 31, 2004. Otherwise, the initial impact, if any, of adoption of FIN 46 at the investee level for associated companies not accounted for on a three-month lag will be recognized as the cumulative effect of a change in accounting principle in the Group's December 31, 2003 consolidated statement of income.

3. TURNAROUND PLAN FOR THE CHRYSLER GROUP

The DaimlerChrysler Supervisory Board approved a multi-year turnaround plan for the Chrysler Group in 2001. Key initiatives for the turnaround plan over the period 2001 through 2003 include a workforce reduction and an elimination of excess capacity. The workforce reduction affected represented and non-represented hourly and salary employees. To eliminate excess capacity, the Chrysler Group has or is in the process of idling, closing or disposing of certain manufacturing plants, eliminating shifts and reducing line speeds at certain manufacturing facilities, and adjusting volumes at component, stamping and powertrain facilities.

The net charges recorded for the plan in the year ended December 31, 2001 were [EURO] 3,064 million ([EURO] 1,934 million net of taxes), including [EURO] 1,374 million related to workforce reductions, [EURO] 984 million related to asset write-downs and [EURO] 706 million related to other costs.

The charges recorded for the plan in the nine months ended September 30, 2002 were [EURO] 694 million ([EURO] 447 million net of taxes) and are presented as a separate line item on the accompanying consolidated statements of income (loss) ([EURO] 689 million and [EURO] 5 million would have otherwise been reflected in cost of sales and selling, administrative and other expenses, respectively). These additional charges and adjustments were for costs associated with the idling, closing or disposal of certain manufacturing facilities in 2002 and 2003 and ongoing workforce reduction measures as well as revisions of estimates based upon information currently available or actual settlements.

The charges recorded for the plan in the nine months ended September 30, 2003 were [EURO] 42 million ([EURO] 21 million net of taxes) and are presented as a separate line item on the accompanying consolidated statements of income (loss) ([EURO] 30 million and [EURO] 11 million would have otherwise been reflected in cost of sales and selling, administrative and other expenses, respectively). These additional charges and adjustments were recorded for workforce reductions and facility deactivation costs.

The pre-tax amounts for turnaround plan charges are comprised of the following:

                                            ASSET
                          WORKFORCE        WRITE-        OTHERS
(IN MILLIONS OF [EURO])  REDUCTIONS         DOWNS         COSTS         TOTAL
-----------------------------------------------------------------------------
RESERVE BALANCE
AT JANUARY 1, 2002              506             -           510         1,016
=============================================================================
  Additional charges            353           267            87           707
-----------------------------------------------------------------------------
  Adjustments                    (6)           17           (30)          (19)
-----------------------------------------------------------------------------
Net charges                     347           284            57           688
=============================================================================
Payments                       (133)            -          (123)         (256)
-----------------------------------------------------------------------------
Amount charged
against assets                    -          (284)            -          (284)
-----------------------------------------------------------------------------
Amount recognized by
and transferred to the
employee benefit plans          (48)            -             -           (48)
-----------------------------------------------------------------------------
Currency trans-
lation adjustments              (70)            -           (49)         (119)
-----------------------------------------------------------------------------
RESERVE BALANCE
AT JUNE 30, 2002                602             -           395           997
=============================================================================
  Additional charges              -             -            12            12
-----------------------------------------------------------------------------
  Adjustments                   (17)            -            11            (6)
-----------------------------------------------------------------------------
Net charges                     (17)            -            23             6
=============================================================================
Payments                        (98)            -           (40)         (138)
-----------------------------------------------------------------------------
Amount charged
against assets                    -             -            (1)           (1)
-----------------------------------------------------------------------------
Amount recognized by
and transferred to the
employee benefit plans          (50)            -             -           (50)
-----------------------------------------------------------------------------
Currency trans-
lation adjustments                1             -            (2)           (1)
-----------------------------------------------------------------------------
RESERVE BALANCE
AT SEPTEMBER 30, 2002           438             -           375           813
=============================================================================


26 | Interim Report Q3 2003

DAIMLERCHRYSLER AG AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


  Additional charges              -             2             -             2
-----------------------------------------------------------------------------
  Adjustments                   (18)           13             3            (2)
-----------------------------------------------------------------------------
Net charges                     (18)           15             3             -
=============================================================================
Payments                        (66)            -           (52)         (118)
-----------------------------------------------------------------------------
Amount charged
against assets                    -           (15)           (5)          (20)
-----------------------------------------------------------------------------
Amount recognized by
and transferred to the
employee benefit plans          (54)            -             -           (54)
-----------------------------------------------------------------------------
Currency trans-
lation adjustment               (20)            -           (16)          (36)
-----------------------------------------------------------------------------
RESERVE BALANCE
AT DECEMBER 31, 2002            280             -           305           585
=============================================================================
  Additional charges             26             -             -            26
-----------------------------------------------------------------------------
  Adjustments                     5             -           (26)          (21)
-----------------------------------------------------------------------------
Net charges                      31             -           (26)            5
=============================================================================
Payments                        (73)            -           (99)         (172)
-----------------------------------------------------------------------------
Amount charged
against assets                    -             -            (2)           (2)
-----------------------------------------------------------------------------
Amount recognized by
and transferred to the
employee benefit plans          (47)            -             -           (47)
-----------------------------------------------------------------------------
Currency trans-
lation adjustment               (12)            -           (18)          (30)
-----------------------------------------------------------------------------
RESERVE BALANCE
AT JUNE 30, 2003                179             -           160           339
=============================================================================
  Additional charges             23             -            12            35
-----------------------------------------------------------------------------
  Adjustments                     1             -             1             2
-----------------------------------------------------------------------------
Net charges                      24             -            13            37
=============================================================================
Payments                        (34)            -           (12)          (46)
-----------------------------------------------------------------------------
Currency trans-
lation adjustment                (2)            -            (6)           (8)
-----------------------------------------------------------------------------
RESERVE BALANCE
AT SEPTEMBER 30, 2003           167             -           155           322
=============================================================================

Workforce reduction charges during the nine months ended September 30, 2003 and 2002, relate to involuntary severance benefits ([EURO] 74 million and [EURO] 215 million, respectively) and early retirement incentive programs ([EURO] (19) million and [EURO] 115 million, respectively). The voluntary early retirement programs, accepted by 791 and 1,985 employees during the nine months ended September 30, 2003 and 2002, respectively, are formula driven based on salary levels, age and past service. In addition, 304 and 3,589 employees were involuntarily affected by the plan during the nine months ended September 30, 2003 and 2002, respectively. The amount of involuntary severance benefits paid and charged against the liability during the nine months ended September 30, 2003 and 2002 was [EURO] 12 million and [EURO] 151 million, respectively. The amount recognized by and transferred to the employee benefit plans represents the cost of the special early retirement programs and the curtailment of prior service costs actuarially recognized by the pension and postretirement health and life insurance benefit plans.

   As a result of the planned idling, closing or disposal of certain manufacturing facilities, the ability to recover the carrying values of certain long-lived assets at these plants were determined to be impaired. Accordingly, the Chrysler Group recorded impairment charges of [EURO] 284 million in the nine months ended September 30, 2002. The impairment charges represent the amount by which the carrying values of the property, plant, equipment and tooling exceeded their respective fair market values as determined by third party appraisals or comparative market analyses developed by the Chrysler Group.

   Other costs primarily include supplier contract cancellation costs.

   The Chrysler Group sold the Dayton Thermal Products facility on May 1, 2002, to a joint venture company with Behr America, Inc. and will maintain a minority interest for two years. In addition, the Chrysler Group sold the Graz, Austria, plant to Magna International Inc. on July 12, 2002. The exit costs of these two plant sales were previously provided for in the turnaround plan charges.

   The Chrysler Group may recognize additional restructuring costs in the remaining three months of 2003 primarily relating to the divestiture of selected assets. The Chrysler Group expects cash payments of $0.4 billion in 2003 for the previously recorded charges.

4. IMPAIRMENT OF INVESTMENT IN EADS

At September 30, 2003, the carrying value of the Group's investment in EADS approximated [EURO] 5.5 billion and its fair value (based on quoted market price) approximated [EURO] 3.5 billion. U.S. GAAP and SEC rules require that an investment be written down to its market value, with a charge taken to earnings, when an impairment in the carrying amount of an investment is considered to be other than temporary. As of September 30, 2003, the quoted fair value of the investment in EADS was significantly below its carrying value for a sustained period of time. Accordingly, DaimlerChrysler recognized an impairment charge of approximately [EURO] 1.96 billion in the Group's consolidated statement of income (loss) on September 30, 2003, to write-down its investment in EADS to its quoted market value on that date.

                                                     Interim Report Q3 2003 | 27

DAIMLERCHRYSLER AG AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

5. CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE

   GOODWILL AND OTHER INTANGIBLE ASSETS. DaimlerChrysler adopted SFAS 142 on January 1, 2002. The transitional goodwill impairment evaluation and the recognition of the transition impairment charge of [EURO] 159 million ([EURO] 0.16 per share) were completed in December 2002. However, because this transitional impairment charge relates to goodwill existing as of January 1, 2002, the cumulative effect of the change in accounting principle was recorded retroactively to DaimlerChrysler's first quarter 2002 consolidated financial statements.

6. ACQUISITIONS AND DISPOSITIONS

In the fourth quarter of 2002, DaimlerChrysler entered into an agreement to sell a controlling (51%) interest in VM Motori S.p.A., a wholly-owned subsidiary of DaimlerChrysler. The execution and closing of this transaction is still pending as of September 30, 2003. Accordingly, [EURO] 109 million of total assets and [EURO] 91 million total liabilities have been classified as held for sale at September 30, 2003. Once the sale is complete, DaimlerChrysler expects to account for its remaining 49% interest in VM Motori S.p.A. using the equity method.

   On March 14, 2003, DaimlerChrysler acquired from Mitsubishi Motors Corporation ("MMC") a 43% non-controlling interest of Mitsubishi Fuso Truck and Bus Corporation ("MFTBC") for approximately [EURO] 710 million in cash, of which [EURO] 674 million was paid in the first quarter of 2003. The total purchase price is subject to a post-closing adjustment specified in an agreement between DaimlerChrysler and MMC. Due to favorable euro-to-yen exchange rate fluctuations since the announcement of the transaction, the purchase price is expected to be approximately [EURO] 50 million less than the initially planned [EURO] 760 million. Currently, approximately [EURO] 30 million of the purchase price has been allocated preliminarily to investor-level goodwill (see Note 7). DaimlerChrysler accounts for its investment in MFTBC using the equity method. Because DaimlerChrysler is unable to obtain U.S. GAAP information on a timely basis from MFTBC, the Group includes its proportionate share of MFTBC's results of operations on a three month lag. Such results are included in the Group's Commercial Vehicles segment beginning as of April 1, 2003. Also, on March 14, 2003, ten Mitsubishi Group companies, including Mitsubishi Corporation, Mitsubishi Heavy Industries and Bank of Tokyo-Mitsubishi, entered into a separate share sale and purchase agreement with MMC pursuant to which they purchased from MMC a total minority interest of 15% of MFTBC's shares for approximately [EURO] 245 million in cash, subject to a post-closing adjustment. As a result of the transactions described above, MMC now retains a 42% non-controlling interest in MFTBC.

   In December 2002, DaimlerChrysler exercised its option to acquire 50% of the commercial vehicle business of Hyundai Motor Company ("HMC") for approximately [EURO] 400 million in cash. DaimlerChrysler originally expected to consummate the transaction by the end of February 2003. Due to ongoing negotiations between HMC and the labor unions, DaimlerChrysler now expects the transaction to be completed by the end of 2003 based primarily on its original terms.

7. GOODWILL

   During the nine months ended September 30, 2003, goodwill of [EURO] 53 million was recorded in connection with the acquisition of dealerships in Europe and [EURO] 16 million was recorded in connection with certain other acquisitions, each of which were immaterial individually and in the aggregate. The remaining changes in the carrying amount of goodwill primarily relate to currency translation adjustments.

   As of September 30, 2003, goodwill relates to Mercedes Car Group ([EURO]
143 million), Chrysler Group ([EURO] 1,049 million), Commercial Vehicles ([EURO]
 670 million), Services ([EURO] 59 million) and Other Activities ([EURO]
54 million).

   DaimlerChrysler's investor-level goodwill in companies accounted for using the equity method was [EURO] 572 million at September 30, 2003. Such goodwill is not subject to the impairment tests required by SFAS 142. Instead, the total investment, including investor-level goodwill, will continue to be evaluated for impairment when conditions indicate that a decline in fair value of the investment below the carrying amount is other than temporary. Investor-level goodwill currently includes [EURO] 30 million recorded in connection with the purchase of a 43% interest in MFTBC (see Note 6). As of September 30, 2003, valuations to determine the fair values of certain intangible assets of MFTBC had not yet been finalized. Consequently, the purchase price allocation is preliminary and currently assumes that the entire excess purchase price over DaimlerChrysler's proportionate share of the net assets acquired of [EURO] 30 million represents investor-level goodwill. The amount currently assigned to investor-level goodwill is subject to change once the determination of a post-closing adjustment, if any, is finalized and the fair values are established for certain intangible and tangible assets and any related deferred tax effects. DaimlerChrysler believes that the effects of these purchase price allocation adjustments will not have a material impact on its consolidated net income.

28 | Interim Report Q3 2003

DAIMLERCHRYSLER AG AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8. OTHER INTANGIBLE ASSETS

Other intangible assets comprise:

                                      At Sept. 30,        At Dec. 31,
(in millions of [EURO])                      2003               2002
---------------------------------------------------------------------
Other intangible assets subject
to amortization
---------------------------------------------------------------------
  Gross carrying amount                      1,087              1,036
---------------------------------------------------------------------
  Accumulated amortization                    (709)              (634)
---------------------------------------------------------------------
Net carrying amount                            378                402
=====================================================================
Other intangible assets not subject
to amortization                              2,254              2,453
---------------------------------------------------------------------
                                             2,632              2,855
=====================================================================

DaimlerChrysler's other intangible assets subject to amortization primarily represent software. During the nine months ended September 30, 2003, additions of [EURO] 130 million were recognized, primarily relating to software. The aggregate amortization expense for the three and nine months ended September 30, 2003, was [EURO] 54 million and [EURO] 124 million, respectively, and for the three and nine months ended September 30, 2002, [EURO] 38 million and [EURO] 120 million, respectively.

   Amortization expense for the gross carrying amount of other intangible assets at September 30, 2003, is estimated to be [EURO] 37 million for the remainder of 2003 and, for each of the next five years, is estimated to be [EURO] 115 million in 2004, [EURO] 74 million in 2005, [EURO] 39 million in 2006, [EURO] 24 million in 2007 and [EURO] 14 million in 2008.

   Other intangible assets not subject to amortization represent intangible pension assets.

9. INVENTORIES

Inventories are comprised of the following:

                                      At Sept. 30,        At Dec. 31,
(in millions of EURO)                         2003               2002
---------------------------------------------------------------------
Raw materials and manufacturing
supplies                                     1,934              1,900
---------------------------------------------------------------------
Work-in-process                              3,019              2,693
---------------------------------------------------------------------
Finished goods, parts and products
held for resale                             12,162             11,567
---------------------------------------------------------------------
Advance payments to suppliers                   72                 63
---------------------------------------------------------------------
                                            17,187             16,223
=====================================================================
Less: Advance payments received               (633)              (581)
---------------------------------------------------------------------
                                            16,554             15,642
=====================================================================

10. CASH AND CASH EQUIVALENTS

As of September 30, 2003 and December 31, 2002, cash and cash equivalents include [EURO] 46 million and [EURO] 30 million, respectively, of deposits with original maturities of more than three months.

11. STOCKHOLDERS' EQUITY

During the nine-month period ended September 30, 2003, DaimlerChrysler purchased approximately 1.0 million of its Ordinary Shares for [EURO] 28.3 million and re-issued these shares for [EURO] 28.2 million in connection with an employee share purchase plan.

   Under the German Stock Corporation Law (Aktiengesetz), the amount of dividends available for distribution to shareholders is based upon the unappropriated accumulated earnings of DaimlerChrysler AG (parent company only) as reported in its statutory financial statements determined in accordance with the German Commercial Code (Handelsgesetzbuch). For the year ended December 31, 2002, DaimlerChrysler AG made a distribution of [EURO] 1,519 million ([EURO] 1.50 per share). The dividend was paid on April 10, 2003 to investors owning DaimlerChrysler shares on April 9, 2003.

   On April 9, 2003, the annual meeting authorized the Board of Management through April 8, 2008, upon approval of the Supervisory Board, to increase capital stock by issuing new, no par value registered shares in exchange for cash contributions totaling [EURO] 500 million as well as by issuing new, no par value registered shares in exchange for non-cash contributions totaling [EURO] 500 million and to increase capital stock by issuing Ordinary Shares to employees totaling [EURO] 26 million. In addition, DaimlerChrysler AG is authorized through October 9, 2004, to acquire treasury stock for certain defined purposes up to a maximum nominal amount of [EURO] 263 million of capital stock, representing approximately 10% of issued and outstanding capital stock.

   During 1996, DaimlerChrysler Luxembourg Capital S.A., a wholly-owned subsidiary of DaimlerChrysler, issued 4.125% bearer notes with appertaining warrants due July 5, 2003, in the amount of [EURO] 613 million (with nominal value of [EURO] 511 each), which entitled the bond holders to subscribe for a total of 12,366,324 shares (7,728,048 of which represents newly issued shares totaling [EURO] 383 million) of DaimlerChrysler. According to the note agreements the option price per share was [EURO] 42.67 in consideration of exchange of the notes or [EURO] 44.49 in cash. In the first six months of 2003, 20,698 options for the subscription of newly issued DaimlerChrysler Ordinary Shares were exercised. The repayment for the remaining options was made on July 5, 2003.

   Total comprehensive income (loss) of the Group for the three-month periods ended September 30, 2003 and 2002, was [EURO] (1,542) and [EURO] 1,225 million, respectively.

                                                     Interim Report Q3 2003 | 29

DAIMLERCHRYSLER AG AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12. STOCK-BASED COMPENSATION

In April 2000, the Group's shareholders approved the DaimlerChrysler Stock Option Plan 2000, which provides for the granting of stock options for the purchase of DaimlerChrysler Ordinary Shares to eligible employees. Options granted under the Stock Option Plan 2000 are exercisable at a reference price per DaimlerChrysler Ordinary Share determined in advance plus a 20% premium. The options become exercisable in equal installments on the second and third anniversaries from the date of grant. All unexercised options expire ten years from the date of grant. If the market price per DaimlerChrysler Ordinary Share on the date of exercise is at least 20% higher than the reference price, the holder is entitled to receive a cash payment equal to the original exercise premium of 20%.

   In May 2000, certain shareholders challenged the approval of the Stock Option Plan 2000 at the stockholders' meeting on April 19, 2000. In October 2000, the Stuttgart District Court (Landgericht Stuttgart) dismissed the case and the Stuttgart Court of Appeals (Oberlandesgericht Stuttgart) dismissed an appeal in June 2001. The shareholders appealed the decision of the Stuttgart Court of Appeals to the Federal Supreme Court (Bundesgerichtshof) in July 2001. In March 2002, the Federal Supreme Court decided not to admit the appeal. In April 2002, a constitutional appeal was filed against this decision. After that the Federal Constitutional Court (Bundesverfassungsgericht) decided in May 2003 not to admit the constitutional appeal.

   During the nine months ended September 30, 2003, the Group issued 2.5 million new options at a reference price of [EURO] 28.67 to eligible employees.

   The following table illustrates the rollforward of the stock options granted to the management during the nine-month period ended September 30:

                                                 Nine months ended September 30,
                                                               2003         2002
--------------------------------------------------------------------------------
(in millions of stock options)
--------------------------------------------------------------------------------
Outstanding as of January 1                                    53.1         33.6
--------------------------------------------------------------------------------
Granted                                                        20.5         20.0
--------------------------------------------------------------------------------
Forfeited                                                      (1.5)        (0.2)
--------------------------------------------------------------------------------
Outstanding as of September 30                                 72.1         53.4
--------------------------------------------------------------------------------
Exercisable as of September 30                                 23.8          7.6
--------------------------------------------------------------------------------

As discussed in Note 1, DaimlerChrysler adopted the provisions of SFAS 123 prospectively to all awards granted after December 31, 2002. Awards granted in previous periods will continue to be accounted for using the provisions of APB 25 and related Interpretations. The fair value of DaimlerChrysler stock options issued in 2003 was calculated at the grant date with a modified Black-Scholes option pricing model, which considers the terms of issuance.

The cost related to stock based employee compensation included in the determination of the net loss for the three and nine month periods ended September 30, 2003, is less than that which would have been recognized if the fair value based method had been applied to all awards since the original effective date of Statement 123. The following underlying assumptions were used in calculating the fair value of DaimlerChrysler stock options granted in 2003: expected dividend yield: 5.6%; expected volatility: 35.0%; risk free interest rate: 2.9%; and expected life: 3 years. The total fair value of DaimlerChrysler stock options granted in 2003 was [EURO] 123 million ([EURO] 6.00 per option).

The following table illustrates the effect on net income (loss) and earnings
(loss) per share for the three-month periods ended September 30, 2003 and 2002, as if the fair value method of SFAS 123 had been applied to all outstanding and unvested stock options when they were issued.

                                                Three months ended September 30,
--------------------------------------------------------------------------------
                                                               2003         2002
--------------------------------------------------------------------------------
Net income (loss)(in millions of [EURO]):
--------------------------------------------------------------------------------
Net income (loss)                                              (1,653)       780
--------------------------------------------------------------------------------
  Add: Stock-based employee compensation
  expense included in reported net income,
  net of related tax effects                                       18          6
--------------------------------------------------------------------------------
  Deduct: Stock-based employee
  compensation expense determined under
  fair value based method for all awards,
  net of related tax effects                                      (35)     (37)
--------------------------------------------------------------------------------
Pro forma net income (loss)                                    (1,670)       749
================================================================================

Earnings (loss) per share (in [EURO]):
--------------------------------------------------------------------------------
Basic                                                           (1.63)      0.77
--------------------------------------------------------------------------------
Basic - pro forma                                               (1.65)      0.74
--------------------------------------------------------------------------------
Diluted                                                         (1.63)      0.77
--------------------------------------------------------------------------------
Diluted - pro forma                                             (1.65)      0.74
--------------------------------------------------------------------------------

30 | Interim Report Q3 2003

DAIMLERCHRYSLER AG AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


The following table illustrates the effect on net income (loss) and earnings
(loss) per share for the nine-month periods ended September 30, 2003 and 2002, as if the fair value method of SFAS 123 had been applied to all outstanding and unvested stock options when they were issued.

                                                 Nine months ended September 30,
--------------------------------------------------------------------------------
                                                               2003         2002
--------------------------------------------------------------------------------
Net income (loss)(in millions of [EURO]):
--------------------------------------------------------------------------------
Net income (loss), as reported before
cumulative effect
of change in accounting principle                              (956)       4,550
--------------------------------------------------------------------------------
  Add: Stock-based employee
  compensation expense included in
  reported net income (loss), net of
  related tax effects                                            44           36
--------------------------------------------------------------------------------
  Deduct: Stock-based employee
  compensation expense determined
  under fair value based method for
  all awards, net of related tax effects                       (111)        (121)
--------------------------------------------------------------------------------
Pro forma net income (loss)                                  (1,023)       4,465
================================================================================

Earnings (loss) per share (in [EURO]):
--------------------------------------------------------------------------------
Basic - as reported before
cumulative effect of change in
accounting principle                                          (0.94)        4.52
--------------------------------------------------------------------------------
Basic - pro forma                                             (1.01)        4.44
--------------------------------------------------------------------------------
Diluted - as reported before
cumulative effect of change in
accounting principle                                          (0.94)        4.50
--------------------------------------------------------------------------------
Diluted - pro forma                                           (1.01)        4.42
--------------------------------------------------------------------------------

Because the Group reported a loss respectively a loss before cumulative effect of change in accounting principle for the three and nine-month periods ended September 30, 2003, the diluted loss per share does not include antidilutive effects.

Unearned compensation expense for all outstanding and unvested stock options as of September 30, 2003 and 2002, totals to [EURO] 150 million and [EURO] 122 million, respectively.

13. ACCRUED LIABILITIES

Accrued liabilities are comprised of the following:

                                                       At Sept. 30,  At Dec. 31,
(in millions of [EURO])                                        2003         2002
--------------------------------------------------------------------------------
Pension plans and similar obligations                        15,423       15,909
--------------------------------------------------------------------------------
Income and other taxes                                        3,483        3,621
--------------------------------------------------------------------------------
Other accrued liabilities                                    24,300       24,092
--------------------------------------------------------------------------------
                                                             43,206       43,622
================================================================================

The Group issues various types of contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. In addition, the accrued liability for product warranties covers expected costs for policy coverage, recall campaigns and buyback commitments. The changes in provisions for those product warranties are summarized as follows:

(in millions of [EURO])
--------------------------------------------------------------------------------
Balance at January 1, 2003                                                 9,014
--------------------------------------------------------------------------------
Currency change                                                             (457)
--------------------------------------------------------------------------------
Utilizations and transfers                                                (3,465)
--------------------------------------------------------------------------------
Changes from product warranties issued in 2003                             3,836
--------------------------------------------------------------------------------
Changes from prior period product warranties issued                          (41)
--------------------------------------------------------------------------------
Balance at September 30, 2003                                              8,887
================================================================================

14. SEGMENT REPORTING

Segment information for the three-month periods ended September 30, 2003 and 2002, is as follows:

                                         Mercedes   Chrysler   Commercial                   Other                    Consoli-
(in millions of [EURO])                 Car Group      Group     Vehicles   Services   Activities    Eliminations       dated
-----------------------------------------------------------------------------------------------------------------------------
Three months ended September 30, 2003
-----------------------------------------------------------------------------------------------------------------------------
Revenue                                    11,848     12,496        6,815      2,913          515               -      34,587
-----------------------------------------------------------------------------------------------------------------------------
Intersegment sales                            894          -          357        557           65          (1,873)          -
-----------------------------------------------------------------------------------------------------------------------------
Total revenues                             12,742     12,496        7,172      3,470          580          (1,873)     34,587
=============================================================================================================================

Operating Profit (Loss)                       793        147          237        284         (143)            (72)      1,246
-----------------------------------------------------------------------------------------------------------------------------

Three months ended September 30, 2002
-----------------------------------------------------------------------------------------------------------------------------
Revenues                                   11,595     14,250        6,607      3,332          554               -      36,338
-----------------------------------------------------------------------------------------------------------------------------
Intersegment sales                            665         44          530        560           94          (1,893)          -
-----------------------------------------------------------------------------------------------------------------------------
Total revenues                             12,260     14,294        7,137      3,892          648          (1,893)     36,338
=============================================================================================================================

Operating Profit                              792        305          115        170          207             (50)      1,539
-----------------------------------------------------------------------------------------------------------------------------

                                                     Interim Report Q3 2003 | 31

DAIMLERCHRYSLER AG AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


Segment information for the nine-month periods ended September 30, 2003 and 2002, is as follows:

                                         Mercedes   Chrysler   Commercial                   Other                    Consoli-
(in millions of [EURO])                 Car Group      Group     Vehicles   Services   Activities    Eliminations       dated
-----------------------------------------------------------------------------------------------------------------------------
Nine months ended September 30, 2003
-----------------------------------------------------------------------------------------------------------------------------
Revenues                                   35,968     37,009       19,078      9,069        1,488               -     102,612
-----------------------------------------------------------------------------------------------------------------------------
Intersegment sales                          2,419          -        1,158      1,517          196          (5,290)          -
-----------------------------------------------------------------------------------------------------------------------------
Total revenues                             38,387     37,009       20,236     10,586        1,684          (5,290)    102,612
=============================================================================================================================

Operating Profit (Loss)                     2,342       (649)         462      1,037          190             (92)      3,290
-----------------------------------------------------------------------------------------------------------------------------

Nine months ended September 30, 2002
-----------------------------------------------------------------------------------------------------------------------------
Revenue                                    35,089     46,216       19,275     10,343        1,659               -     112,582
-----------------------------------------------------------------------------------------------------------------------------
Intersegment sales                          2,174        468        1,367      1,462          237          (5,708)          -
-----------------------------------------------------------------------------------------------------------------------------
Total revenues                             37,263     46,684       20,642     11,805        1,896          (5,708)    112,582
=============================================================================================================================

Operating Profit                            2,290        532           23      2,952          618            (114)      6,301
-----------------------------------------------------------------------------------------------------------------------------

In the first quarter of 2003, the Chrysler Group and Services segments agreed to a new arrangement regarding the sharing of risks associated with the residual values of certain leased vehicles, which were previously expensed by the Group in years prior to 2001, between the Chrysler Group and Services. The non-cash effect of transferring such risks in the first quarter of 2003 resulted in [EURO] 70 million of additional revenue and operating profit for the Chrysler Group and [EURO] 70 million of additional cost of sales and reduced operating profit for Services.

   During the third quarter of 2003, the Chrysler Group and Services negotiated reduced pricing on certain retail financing programs offered by the Chrysler Group as sales incentives. The adjusted pricing reflects the current favorable funding environment as well as Services becoming the exclusive provider of selected discount consumer financing for the Chrysler Group. The pricing adjustment reduced marketing costs at the Chrysler Group by [EURO] 0.1 billion and reduced finance revenue at Services by the same amount. The pricing adjustment had no effect on the Group's consolidated operating results.

The significant reconciling items between the Group's consolidated income before financial income and the Group's consolidated operating profit are as follows:

                                                  Three months,      Nine months,
                                                ended Sept. 30,   ended Sept. 30,
(in millions of [EURO])                           2003     2002     2003     2002
---------------------------------------------------------------------------------
 Income before financial income (expense), net     876    1,444    2,221    3,301
---------------------------------------------------------------------------------
-Pension and postretirement benefit
 expenses other than service cost                  225      (56)     673     (213)
---------------------------------------------------------------------------------
-Operating profit (loss) from affiliated
 and associated companies and financial
 income (loss) from related operating companies   (153)     130       66      488
---------------------------------------------------------------------------------
-Gain from the sale of operating businesses          -        -        -    2,640
---------------------------------------------------------------------------------
-Miscellaneous items                               298       21      330       85
---------------------------------------------------------------------------------
 Consolidated operating profit                   1,246    1,539    3,290    6,301
---------------------------------------------------------------------------------

"Miscellaneous items" for the three and nine month periods ended September 30, 2003, includes [EURO] 0.3 billion related to the proposed settlement of a class action lawsuit, which was pending in connection with the merger of Daimler-Benz and Chrysler to form DaimlerChrysler AG (see Note 16). DaimlerChrysler has applicable insurance policies aggregating [EURO] 200 million (approximately $220 million) to which extent it is seeking reimbursement of the settlement payment. Such reimbursement will be recognized into earnings in the period received.

32 | Interim Report Q3 2003

DAIMLERCHRYSLER AG AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS



15. EARNINGS (LOSS) PER SHARE

The computation of basic and diluted earnings (loss) per share for "Income
(loss) before cumulative effect of change in accounting principle" is as follows:

in millions of [EURO] or millions of                   Three months,           Nine months,
shares, except earnings per                           ended Sept. 30,        ended Sept. 30,
share                                                2003        2002       2003        2002
--------------------------------------------------------------------------------------------
Income (loss) before cumulative effect of
change in accounting principle - basic             (1,653)        780       (956)      4,550
--------------------------------------------------------------------------------------------
  Interest expense on convertible bonds and
    notes (net of tax)                                  -           1          -          12
--------------------------------------------------------------------------------------------
Income (loss) before cumulative effect of
change in accounting principle - diluted           (1,653)        781       (956)      4,562
--------------------------------------------------------------------------------------------

Weighted average number of shares
outstanding - basic                               1,012.8     1,012.8    1,012.7     1,006.9
--------------------------------------------------------------------------------------------
  Dilutive effect of convertible bonds and notes        -         1.2          -         7.0
--------------------------------------------------------------------------------------------
Weighted average number of shares
outstanding - diluted                             1,012.8     1,014.0    1,012.7     1,013.9
--------------------------------------------------------------------------------------------

Earnings (loss) per share before cumulative
effect of change in accounting principle
--------------------------------------------------------------------------------------------
Basic                                               (1.63)       0.77      (0.94)       4.52
--------------------------------------------------------------------------------------------
Diluted                                             (1.63)       0.77      (0.94)       4.50
--------------------------------------------------------------------------------------------

Because the Group reported a loss before cumulative effect of change in accounting principle for the three and nine month periods ended September 30, 2003, the diluted loss per share does not include the antidilutive effects of convertible bonds and notes. Had the company reported income before cumulative effect of change in accounting principles for the three and nine month periods ended September 30, 2003, the weighted average number of shares outstanding would have potentially been diluted by 1.1 million shares resulting from conversion of bonds and notes.

   Options issued in connection with the 2000 Stock Option Plan in 2000, 2001, 2002 and 2003 were not included in the computation of diluted earnings per share for 2002 and 2003 because the options' underlying exercise price was greater than the average market price for DaimlerChrysler Ordinary Shares for the three and nine months ended September 30, 2003 and 2002.

16. LITIGATION AND CLAIMS

DaimlerChrysler's subsidiary, DaimlerChrysler Services North America LLC "DCSNA" is subject to various legal proceedings in federal and state courts, some of which allege violations of state and federal laws in connection with financing motor vehicles. Some of these proceedings seek class action status, and may ask for compensatory, punitive or treble damages and attorneys' fees. In October 2003, the Civil Rights Division of the Department of Justice and the United States Attorney's Office for the Northern District of Illinois advised that they are initiating an investigation of DCSNA's credit practices that focuses on DCSNA's Chicago Zone Office. The investigation follows a lawsuit filed in February, 2003, against DCSNA in Chicago with the United States District Court for the Northern District of Illinois that alleges that the DCSNA Chicago Zone Office engaged in racially discriminatory credit and collection practices in violation of federal and state laws. In that lawsuit, six individuals filed a purported class action complaint on behalf of African-Americans in the region alleging that they were denied vehicle financing based on race. They seek compensatory and punitive damages, and injunctive relief barring discriminatory practices. The lawsuit was later amended to include Hispanic-Americans. DCSNA believes that its practices are fair and not discriminatory. DSCNA intends to defend itself vigorously against these claims.

   As previously reported, the Antitrust Division of the U.S. Department of Justice, New York Regional Office, opened a criminal investigation in connection with the allegations made in a lawsuit filed in 2002 in the United States District Court for the District of New Jersey against DaimlerChrysler's subsidiary Mercedes-Benz USA, LLC "MBUSA" and its wholly-owned subsidiary Mercedes-Benz Manhattan, Inc. The Department of Justice has advised those companies that it has closed the investigation and will take no further action. The lawsuit, subsequently certified as a class action, alleges that those companies participated in a price fixing conspiracy among Mercedes-Benz dealers. MBUSA and Mercedes-Benz Manhattan will continue to defend themselves vigorously.

As previously reported, in the fourth quarter of 2000, Tracinda Corporation filed a lawsuit in the United States District Court for the District of Delaware against DaimlerChrysler AG and some of the members of its supervisory board and board of management (Messrs. Kopper, Schrempp and Gentz). Shortly thereafter, other plaintiffs filed a number of actions against the same defendants, making similar claims to those in the Tracinda complaint. Thus two individual lawsuits and one consolidated class action lawsuit were pending. The plaintiffs, current or former DaimlerChrysler shareholders, alleged that the defendants violated U.S. securities law and committed

                                                     Interim Report Q3 2003 | 33

DAIMLERCHRYSLER AG AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


fraud in obtaining approval from Chrysler stockholders of the business combination between Chrysler and Daimler-Benz in 1998. The consolidated class action complaint contained additional allegations that were later dismissed. In March 2003, the Court granted Mr. Kopper's motion to dismiss each of the complaints against him on the ground that the Court lacked jurisdiction over him. In February 2003, the defendants filed motions seeking summary judgment on all claims in the cases on several grounds, including that the claims are barred by the statute of limitations. In June 2003, the Court denied the defendants' motion relating to the statute of limitations and deferred decision on the remaining grounds. In August 2003, DaimlerChrysler agreed to settle the consolidated class action case. Subject to final approval by the court, DaimlerChrysler will pay the class action plaintiffs $300 million (approximately [EURO] 275 million). Shortly thereafter, DaimlerChrysler concluded a settlement with Glickenhaus, one of the two individual plaintiffs, as a result of which that case has been dismissed with prejudice and is no longer pending. DaimlerChrysler believes that the settlements will have no bearing on the Tracinda case which is presently scheduled for trial in the fourth quarter of 2003 and parts of which are still awaiting summary judgment. Tracinda claims to have suffered damages in the range of $856 million to $1.28 billion. DaimlerChrysler denies Tracinda's allegations of wrongdoing and further denies that Tracinda suffered any damages. DaimlerChrysler believes all claims against it relating to the 1998 merger, including those in the Tracinda case, are without merit and the company remains committed to a vigorous defense of this case. DaimlerChrysler has applicable insurance policies aggregating [EURO] 200 million (approximately $220 million) to which extent it is seeking reimbursement of the settlement payment. Such reimbursement will be recognized into earnings in the period received.

As reported in DaimlerChrysler's Annual Report as of December 31, 2002, Freightliner LLC, DaimlerChrysler's North American commercial vehicles subsidiary, acquired in September 2000 Western Star Trucks Holdings Ltd., a Canadian company engaged in the design, assembly, and distribution of heavy duty trucks and transit buses. Prior to its acquisition by Freightliner, Western Star had completed the sale of ERF (Holdings) plc, a company organized in England and Wales and engaged in the assembly and sale of heavy duty trucks, to MAN AG and MAN Nutzfahrzeuge AG for CAD195 million. In September 2002, MAN filed a claim against Freightliner Ltd. (formerly Western Star) with the London Commercial Court for breach of representations and warranties in the share purchase agreement, alleging that ERF's accounts and financial statements were misstated. MAN seeks damages in excess of GBP300 million. Freightliner Ltd. intends to defend itself vigorously against such claims and has filed a contribution claim against Ernst & Young, ERF's auditors, with the London Commercial Court in the second quarter of 2003.

   As previously reported, in the first quarter of 2003, forty purported class action lawsuits alleging violations of antitrust law were filed against DaimlerChrysler, six other motor vehicle manufacturers, operating subsidiaries of those companies in both the United States and Canada, the National Automobile Dealers Association and the Canadian Automobile Dealers Association. Additional lawsuits were filed during the second quarter of 2003 containing similar allegations, bringing the total number of such lawsuits to approximately 70. Some complaints were filed in federal courts in various states and others were filed in state courts. The complaints allege that the defendants conspired to prevent the sale to U.S. consumers of vehicles sold by dealers in Canada in order to maintain new car prices at artificially high levels in the U.S. The plaintiffs seek treble damages on behalf of everyone who bought or leased a new vehicle in the U.S. since January 1, 2001. DaimlerChrysler believes the complaints against it are without merit and plans to defend against them vigorously.

17. COMMITMENTS AND CONTINGENCIES

Obligations from issuing guarantees as a guarantor (excluding product warranties) are as follows:

                                   Maximum potential           Amount recognized
                                   future obligation              as a liability
--------------------------------------------------------------------------------
                          At Sept.30,    At Dec. 31,  At Sept. 30,   At Dec. 31,
(in millions of [EURO])          2003           2002          2003          2002
--------------------------------------------------------------------------------
Guarantees for third
party liabilities               2,233          2,119           319           370
--------------------------------------------------------------------------------
Guarantees under
buy-back commitments            2,085          2,663           604           724
--------------------------------------------------------------------------------
Performance
guarantees and
environmental risks               838            581           343           370
--------------------------------------------------------------------------------
Other                             682            830           236           246
--------------------------------------------------------------------------------
                                5,838          6,193         1,502         1,710
--------------------------------------------------------------------------------

The parent company of the Group (DaimlerChrysler AG) provides guarantees to third parties of certain obligations of its consolidated subsidiaries. At September 30, 2003, these guarantees amounted to [EURO] 49.4 billion. To a lesser extent, consolidated subsidiaries provide guarantees to third parties of obligations of other consolidated subsidiaries. All intercompany guarantees are eliminated in consolidation and therefore are not reflected in the above table.

On March 11, 2003, DaimlerChrysler signed an agreement with the City of Hamburg, Germany, a holder of 6% of the common shares of DaimlerChrysler Luft- und Raumfahrt

34 | Interim Report Q3 2003

DAIMLERCHRYSLER AG AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


Holding Aktiengesellschaft ("DCLRH"), a majority-owned subsidiary of the Group. The agreement was approved by the Parliament of the Free and Hanseatic City of Hamburg on May 21, 2003. Pursuant to the terms of the agreement, DaimlerChrysler holds a call option and the City of Hamburg holds a put option which, upon exercise by either party, will require the shares of DCLRH held by the City of Hamburg to be transferred to DaimlerChrysler. In consideration for these shares, DaimlerChrysler will pay the City of Hamburg a minimum of [EURO] 450 million in cash or shares of EADS or a combination of both. DaimlerChrysler's call option would become exercisable at January 1, 2005. The City of Hamburg's put option would become exercisable at the earlier of October 1, 2007, or upon the occurrence of certain events which are solely within the control of DaimlerChrysler. DaimlerChrysler believes the likelihood that these certain events will occur is remote.

   As described in more detail in Note 2, the Group holds a 45% equity ownership interest in Toll Collect and has guaranteed, on a joint and several basis with the other equity holders (collectively the "Consortium", individually the "Partners"), certain current and future obligations of Toll Collect.

   Pursuant to the Operating Agreement, the Partners have guaranteed, on a joint and several basis, the successful completion and operation of the toll collection system by Toll Collect until August 31, 2004.

   In addition, the partners of Toll Collect, on a joint and several basis, have the obligation to fund Toll Collect in order to maintain an equity ratio of Toll Collect of 20 percent (based on German GAAP) until August 31, 2004, and
15 percent thereafter ("Equity Maintenance Undertaking") until the Operating Agreement expires. These funding requirements would be triggered by, among other events, losses incurred by Toll Collect due to penalties for delays in the start of the operation of the toll collection system. The start of operations was initially scheduled for August 31, 2003, but is delayed. In the event the toll collection system is not operational by December 1, 2003, Toll Collect will become liable for contractual penalties of [EURO] 250,000 per day until the end of February 2004 and [EURO] 500,000 per day thereafter. Beside these penalties, further penalties or liability for fault is excluded.

   Further funding requirements could arise during the operational phase after having obtained the preliminary operating permit through additional penalties or revenue reductions Toll Collect may be exposed to in the event that in a particular case certain contractual obligations are violated or the toll collection system does not operate effectively after the completion of the system. The penalties are limited during the first nine months following the issuance of the preliminary operating permit, to an aggregate of [EURO] 56.25 million, then to [EURO] 150 million per annum until the issuance of the final operating permit, and thereafter to [EURO] 100 million per annum, with these amounts increased by 3% per business year of operation. For revenue reductions the same system of limitations does apply. In case of a culpable violation of contractual duties within the operational phase, the Federal Republic of Germany will not be prevented to claim - without any limitation - further damages from Toll Collect. If such penalties, revenue reductions and other events eventually result in an equity ratio below the ratio agreed upon in the Equity Maintenance Undertaking, the partners are obligated to fund operations to an extent that is sufficient to reach those equity levels.

   The operating agreement can be terminated from both sides in case of violation of defined substantial contractual obligations (e.g.: deadlines, non-performance of specific requirements or duties of cooperation). The violating party has the right to remove the reasons for termination within appropriate time.

   Until funds become available through the operating performance of the toll collection system, Toll Collect will continue to require capital through bridge loans provided by various banks. These loans are guaranteed by DaimlerChrysler AG on a several and independent basis to the extent of the Group's 45% equity interest in Toll Collect. For these guarantees, DaimlerChrysler AG receives market equivalent remuneration from Toll Collect.

   Only the guarantee for the bridge loan is included in the above table. The maximum potential future obligations resulting from the remaining guarantees provided for Toll Collect's obligations have not been included in the above table because those amounts cannot be reasonably estimated.

INVESTOR RELATIONS
contact

STUTTGART
Phone (+49) 711 17 92261, 17 95277 or 17 95256
Fax   (+49) 711 17 94109 or 17 94075

NEW YORK
Phone (+1) 212 909 9080
Fax   (+1) 212 909 9085


This report and additional information on DaimlerChrysler are available on the Internet at:
www.daimlerchrysler.com

FINANCIAL DIARY 2004

ANNUAL RESULTS PRESS CONFERENCE /
ANALYSTS' AND INVESTORS' CONFERENCE CALL
February 19, 2004

ANNUAL MEETING
April 07, 2004
Messe Berlin (Berlin Exhibition Center)

CONCEPT AND CONTENT:
DaimlerChrysler AG,
Investor Relations

DaimlerChrysler AG
Stuttgart, Germany
Auburn Hills, USA
www.daimlerchrysler.com

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               DaimlerChrysler AG


                               By:  /s/ ppa.  Robert Koethner
                                    --------------------------------
                                    Name:     Robert Koethner
                                    Title:    Vice President
                                              Chief Accounting Officer


                               By:  /s/ i.V.  Silvia Nierbauer
                                    --------------------------------
                                    Name:     Silvia Nierbauer
                                    Title:    Director


Date: October 21, 2003